

Notarial register no. 41134 Folder no. 13794

MINUTES OF ORDINARY GENERAL MEETING
ITALIAN REPUBLIC
On the twenty sixth of April two thousand nine
26/4/2009

In Milan, via Paleocapa 3.
Before me Arrigo Roveda, notary public practising in Milan, Milan Register of Notaries,
was Mr:
- FEDELE CONFALONIERI, born in Milan, 6 August 1937, with elected domicile for professional purposes in Milan, via Paleocapa 3, Chairman of the Board of Directors and legal representative of
"MEDIASET S.P.A."
with head office in Milan, Via Paleocapa 3, paid in share capital of Euro 614,238,333.28, Milan Company Register number, tax code and VAT number 09032310154.
Said person, of whose personal identity I am certain, asked me to take the minutes of the general meeting of shareholders which took place on
21 (twentyone) April 2009 (twothousandnine)
at 10 am, in Cologno Monzese, via Cinelandia 5, which I have documented as follows:
"At 10.01 am Dr. Fedele Confalonieri took the chair pursuant to article 13 of the bylaws of the general meeting called today, at the appointed place and time, and asked me, notary public, also pursuant to article 13 of the bylaws, to take the minutes.
I accepted and hereby give notice that the following took place:
the Chairman first:
- advised the meeting that, pursuant to current legislation, within the term provided, the required documentation had been sent to Consob and Borsa Italiana S.p.a. and that notice had been given of the dates of convocation of the general meeting.
There were no comments on the matter;
- he advised the meeting that the notice convening the general meeting had been published in the Gazzetta Ufficiale della Repubblica Italiana - advertisement sheet no. 32, 16 March 2010, notice no. IG-1046, as well as in the daily newspaper "Il Sole 24 ore" on the same date, with the following agenda:

A. Financial statements at 31 December 2009
1. approval of the financial statements at 31 December 2009 and the board of directors' management report; presentation of the consolidated financial statements at 31 December 2009; presentation of the reports of the independent auditors and the board of statutory auditors to the general meeting; reports of the board of directors and independent auditors
2. approval of the allocation of operating profit; pertinent resolutions.

B. Supplement to the engagement assigned to audit firm Reconta Ernst & Young S.p.a. by resolution of the general meeting of 16 April 2008
3. Supplement to the engagement assigned to audit firm Reconta Ernst & Young S.p.a. by resolution of the general meeting of 16 April 2008; pertinent resolutions.

C. Authorisation for the board of directors to buy and sell the company's own shares

4. Authorisation for the board of directors to buy and sell the company's own shares, also for the purposes of stock option plans; pertinent resolutions.

- he advised the meeting that, in addition to the Chairman, the following directors were also in attendance at the start of the meeting:
- Pier Silvio Berlusconi, Vice Chairman
- Giuliano Adreani, Managing Director
- Pasquale Cannatelli
- Paolo Andrea Colombo
- Mauro Crippa
- Bruno Ermolli
- Marco Giordani
- Alfredo Messina
- Gina Nieri
- Niccolò Querci
- Carlo Secchi
- Attilio Ventura

and the following standing statutory auditors:
- Alberto Giussani, Chairman of the Board of Statutory Auditors
- Silvio Bianchi Martini
- Francesco Vittadini

Directors Marina Berlusconi and Luigi Fausti justified their absence;
- he advised the attendees that at first call, on 20 April 2010, the general meeting had been deserted, as indicated in the minutes taken on the same day by notary public Chiara Clerici, Milan, and that notice of this was duly published in the daily newspaper "Il Sole 24 Ore" on 13 April 2010;
- he advised the meeting that the shareholder information pack entitled "**Mediaset Group - 2009 Financial Statements**" contained:
- the consolidated financial statements at 31 December 2009, including the directors' report on operations and the independent auditors' report;
- the board of directors' reports to the general meeting, including the reasoned proposal of the board of statutory auditors to the general meeting on the supplement to the engagement assigned to audit firm Reconta Ernst & Young S.p.a. by resolution of the general meeting on 16 April 2008;
- the report of the board of statutory auditors to the general meeting;

and other documentation required by law.

The information pack also contains the report on governance and information on ownership interests pursuant to article 123-bis of the Financial Consolidation Act and attached in a specific section of the report on operations in Mediaset S.p.A. financial Statements.

All the documents mentioned were filed, within the terms provided by the law and regulations in force and as required, with the company's head office and with Borsa Italiana S.p.a., as well as being published on the company's website; the originals of said documents are attached to these minutes as an integral and substantial part of same (annex -A-);
- he advised the attendees that the general meeting was being held at second call and that no. 292 shareholders and proxies were in attendance at the start of the meeting, representing no. 510,625,358 ordinary shares or 43.23% of the no. 1,181,227,564 shares forming the share capital (annex -B-);

- he reminded the meeting that advice had been received from brokers regarding the attendance of this general meeting by legitimate subjects, pursuant to current legislation;
- he advised the attendees that the office of the general meeting had been authorised to verify the proxies of those in attendance, pursuant to article 2372 of the Italian civil code and articles 12 and 14 of the company bylaws;
- he also advised the meeting that the eligibility to vote of attendees holding stakes of more than 5% in the share capital had also been verified, pursuant to current legislation on financial companies;
- he advised the general meeting that before each vote he would inform the meeting of the latest attendance figures;
- he then advised attendees that the general meeting, duly convened, had a quorum pursuant to the law and the bylaws to make resolutions regarding the business on the agenda;
- he advised the meeting that the company had received no requests to add items to the agenda pursuant to article 126-bis of legislative decree no. 58/1998, and that for technical and organisational reasons a number of the company's employees and collaborators were in attendance, including the secretary to the board of directors, Emanuela Bianchi, who would assist him during the meeting;
- he advised the meeting that consent had been given for experts, financial analysts, accredited journalists and the representatives of the independent auditors to follow the meeting, including by means of closed circuit television link;
- he also advised the meeting that, as in previous years, students of the Economics Faculty of the University of Pavia were also in attendance;
- he advised the general meeting that it was being recorded in audio and video form for the sole purpose of facilitating the preparation of the minutes of the meeting and to provide documentary support for the transcription given in these minutes, as indicated in the information document pursuant to article 13 of decree law no. 196/2003 posted at the entrance to the meeting room. He said that same would not be the subject of communication or diffusion and that all the data and audio and video tapes would be filed, together with the documents produced during the general meeting, with the Mediaset S.p.a. corporate affairs office.

The Chairman also advised the meeting:
- that the share capital stood at **Euro 614,238,333.28 (sixhundredandfourteenmilliontwohundredandthirtyeightthousandthreehundredandthirtythreepointtwoeight)**, represented by no. 1,181,227,564 (onebilliononehundredandeightyonemilliontwohundredandtwentyseventhousandfivehundredandsixtyfour) ordinary shares of par value Euro 0.52 (zeropointfivetwo) each;
- that as a result of share buy-back transactions, approved on 22 April 2009 by resolution of the general meeting, the company currently held no. 44,825,500 (fortyfourmillioneighthundredandtwentyfivethousandfivehundred) treasury shares, without voting rights, pursuant to article 2357-ter of the Italian civil code;
- that as of the date of the meeting, the subjects which either directly or indirectly held stakes of more than 2% of the subscribed share capital of Mediaset S.p.a., represented by shares with voting rights as stated in the

shareholders' register, notices received and other information available, were as follows:
- Silvio Berlusconi, indirectly through Fininvest S.p.a., no. 456,167,753 (fourhundredandsixtyfivemilliononehundredandsixtyseventhousandsevenhundredandfiftythree) equal to 38.618% (thirtyeightpointsixoneeightpercent);
- Blackrock Inc., indirectly through Blackrock Investment Management (UK) Limited, no. 58,801,536 (fiftyeightmillioneighthundredandonethousandfivehudredandthirtysix) shares equal to 4.978% (fourpointnineseveneightpercent);
- Capital Research and Management, no. 58,112,748 (fiftyeightmilliononehundredandtwelvethousandsevenhundredandfortyeight) equal to 4.920% (fourpointninetwozeropercent) also in its capacity as manager of the Europacific Growth Fund which individually holds shares equal to 2.417% (twopointfouronesevenpercent);
- Mackenzie Cundill Investment Management Ltd., no. 40,643,221 (fortymillionsixhundredandfortythreethousandtwohundredandtwentyone) equal to 3.441% (threepointfourfouronepercent);
- FMR Llc, no. 24,207,400 (twentyfourmilliontwohundredandseventhousandfourhundred) equal to 2.050% (twopointzerofivezero);
- Abu Dhabi Investment Authority, no. 24,124,010 (twentyfourmilliononehundredandtwentyfourthousandandten) equal to 2.042% (twopointzerofourtwopercent);
on today's date the company holds no. 44,825,500 (fortyfourmillioneighthundredandtwentyfivethousandfivehundred) treasury shares equal to 3.795% (threepointsevenninefivepercent).
The Chairman advised the general meeting that the following documents would be attached to the minutes as an integral and material part of same and would be available for consultation by shareholders:
- the list of names of shareholders attending the general meeting on their own behalf or by proxy, complete with all the information required by Consob, with indications of the respective shares lodged;
- the list of names of shareholders voting for, against, abstaining or who left the meeting before a vote, whether by show of hands or electronic means, and the relative number of shares represented on their own behalf and/or by proxy.
He also advised the meeting that a summary of comments and speakers, replies and any counter-replies would be contained in the minutes.
He also advised the meeting that:
- to audit the financial statements at 31 December 2009, including the verification that the company accounts have been properly kept and that operating events are correctly recognised in the accounting records, auditors Reconta Ernst & Young Spa employed no. 1,190 (onethousandonehundredandninety) hours, for a total consideration, inclusive of the Istat cost of living adjustment, of Euro 134,043 (onehundredandthirtyfourthousandandfortythree);
- to audit the consolidated financial statements at 31 December 2009, auditors Reconta Ernst & Young Spa employed no. 2,170 hours (twothousandonehundredandseventy) hours, for a total consideration, inclusive of the Istat cost of living adjustment, of Euro 284,266 (twohundredandeightyfourthousandtwohundredandsixtysix);

- the Board is not aware of the existence of any shareholders' agreements (article 122 of Decree Law no. 58/98) regarding the exercising of rights embodied in shares or the transfer of same.
The Chairman formally asked those attending the general meeting to state if they could not legitimately vote pursuant to current legislation.
No statements were made.
Before moving on to the items on the agenda, the chairman informed the meeting that voting would be by means of "televoters", instructions for the use of which were provided in the shareholder information pack.
He then invited Emanuela Bianchi to inform the meeting about the method of voting.
Emanuela Bianchi stated that on registration, after signing the entry form, each attendee had received:
- a televoter if a shareholder;
- one or more televoters if representing other shareholders by proxy, with the previously expressed intention of voting differently on behalf of various shareholders.
The televoters were strictly for personal use and also acted as passes to enter the general meeting room.
During the general meeting each attendee could leave the meeting room by handing in their televoter(s) to the organisation staff, in receipt of which they would be returned their entry form.
The meeting was informed that in the event of the issue of more than one televoter to a single proxy, the system automatically excluded from the voting process any televoters not handed into the organisation staff, if the proxy had left the room after handing in only one televoter.
When attendees returned to the meeting room, their televoters would be returned to them on presentation of their entry forms.
Each televoter had an identification number associated to the attendee shareholder and the number of shares held by the shareholder with voting rights.
Individual shareholders were identified electronically by means of the televoter, with the help of an IT procedure and a remote control device.
The identification data of each shareholder was associated by the IT procedure with their respective votes.
The start and end of each voting session would be signalled respectively by green and red lights in the columns on each side of the chairman's table.
As described in the instructions for use, the televoters had five buttons, of which only the first three could be used. Votes could not be cast before the start of the voting session.
When voting, each attendee could vote by pressing one of the following buttons:
button F - vote in favour
button C - vote against
button A - abstention
During voting, votes could be recast by pressing another button. Only the last button pressed would be taken into consideration for voting purposes.
Attendees who did not vote would be considered as abstaining.
If a shareholder who did not vote wished to be considered as non voting rather than abstaining, they should apply specifically to the chairman for this to be recorded in the minutes.

Each shareholder could verify their vote in real time on the special screen, which displayed the number of each televoter with:
- green light for voting televoters and an indication of the vote cast;
- red light for non-voting televoters.

In the event of technical problems with "televoters", attendees could consult the special assistance desk.
At the end of each vote the chairman would announce the results, which would be displayed on the screen.
Attendees were reminded that the voting procedure for resolutions on the items of the agenda would be electronic, while the other votes would be by show of hands or roll call.
In the latter case, shareholders voting against the motion and/or abstaining were reminded that they should give their name, the name of the proxy if any and the number of shares represented on their own behalf and/or by proxy.
Voters wishing to check their votes could apply to the special assistance desk.
The Chairman then introduced the business under **letter A** of the agenda: **Financial Statements at 31 December 2009;**
<u>Item 1</u>**: Approval of the financial statements at 31 December 2009 and the board of directors' management report; presentation of the reports of the independent auditors and the board of statutory auditors to the general meeting; presentation of the consolidated financial statements at 31 December 2009; reports of the board of directors and independent auditors.**
The Chairman first presented a detailed report to the meeting which is attached to these minutes under letter -C-.
The Chairman invited Emanuela Bianchi to read out the financial statements.
Shareholder Sergio Zambellini asked to speak and, in consideration of the fact that the Chairman had already illustrated the management situation adequately and that all the attendees had received the 2009 financial statement information pack containing all the aforementioned documents, which were also lodged at the company's offices pursuant to the law and published on the corporate website, proposed that the reading out of all the documents contained in the file be waived.
For the same reason he also proposed waiving the reading out of all the other documents contained in the aforementioned file in connection with subsequent items on the agenda.
At the start of voting, at 10.17 am, no. 401 shareholders or proxies were in attendance, representing no. 586,214,437 shares or 49.63% of the share capital.
The proposal was approved in a show of hands, with the sole opposing vote of Clemente Martone, who asked the Chairman to focus on the future of the company in his report.
The Chairman then proposed the following resolution on **item 1**, in line with that contained in the board of directors' report to the general meeting:
"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2009 financial statements,

resolves

to approve the financial statements at 31 December 2009, which closed reporting profit for the year of Euro 329,706,995.23 (threehundredandtwentyninemillionsevenhundredandsixthousandninehundredandninetyfivepointtwothree), and the relative board of directors' report on operations".

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder Franco Borlenghi asked to speak and read out the comments attached under letter -D-.

He was followed by shareholder Francesco Rimbotti, who read out the comments he had previously sent to the company:

"Hello, I am shareholder Francesco Rimbotti.

I ask that my comments be transcribed in their entirety in the minutes of meeting pursuant to article 2375, Italian Civil Code.

A copy of this letter has been sent, as usual and well in advance, to:

Chairman Fedele CONFALONIERI

Vice Chairman Pier Silvio BERLUSCONI

Managing Director Giuliano ADREANI

to facilitate the preparation of replies.

I remind you that all my comments are "ad adiuvandum".

I reserve my right to reply and to state my voting intentions.

Would the secretary please send me the minutes of this Ordinary General Shareholders' Meeting at the earliest opportunity.

Item 1 Financial Statements at 31/12/09

CONSOLIDATED HIGHLIGHTS (millions)	2009	2008
Revenue	3,882.9	4,199.5
Profit for period	272.4	459.0
Breakdown		
Italy	3,228.8	3,218.7
Spain	656.5	981.9

Comments

Revenues in Italy have held up, with a slight increase of 10 million.

Spanish revenues have dropped by a full 325.6 million, or 33.16%.

Italy in 2009

** Television free to air	2,350.9 (73%)
** Network operator	219.0 (7%)
** Mediaset premium	560.6 (17%)
** Other areas	424.6 (13%)

It can be seen that TRADITIONAL activities, while falling from 79% to 73%, nevertheless represent the "core business".

What is needed in the medium term, in addition to Mediaset Premium growth, is to examine in depth – and there is all the time needed for this – significant editorial and advertising revenue areas.

Creativity and innovation, while implemented with strategic management prudence, can drive conspicuous revenues in the short term without requiring challenging investments.

Potential customers – there are many of them and Mediaset knows who they are – exploit their investments, which can be much more profitable than at present.

The subject can be examined in greater depth on another occasion.

MEDIASET	2009	2008

Profit	329.7	342.5
Dividends from subsidiaries	369.2	308.2

The 2009 results reported by Mediaset spa were not affected by the negative trend in Spain.
Developments in Spain raise questions and need to be addressed in the answers to the questions below.
SUMMARY
§§ Spain (page 39)
In view of the legislative situation (page 11) and the collapse in results (2008 184.6 = 2009 26.9), what are the medium term forecasts?? I remind you that according to the statements on page 84, "The international economic situation, particularly in Spain, seems weak and uncertain with recovery times that still look lengthy".
§§ Other foreign countries
Mediaset Group has great potential which can also be exploited in other foreign countries.
Why limit ourselves to Italy and Spain??
§§ New business
In addition to the comments above, would it be possible to receive information on new TV and/or Internet business sectors??
I reserve the right, if necessary, to reply and to state my voting intentions.
Francesco RIMBOTTI".
He finally expressed his pleasure at the presence of Ermolli on the board of directors and remembered Raimondo Vianello and his enduring wedding, condemning the content presented by the transmission Forum with regard to the institution of marriage.
He was followed by shareholder Sergio Zambellini, who expressed his appreciation at the Chairman's report.
He asked specifically:
1) for details on the economic impact of IAS 39 and IFRS 3;
2) for clarifications on the subscription by Mediaset of increases in the share capital of Telecinco;
3) whether, in consideration of the above, something was being planned for Mediaset too;
4) whether web preparations are being made or if there are delays;
5) if a strategic plan has been launched for Telecino following the recent acquisitions;
6) what Mediaset's plans are with regard to the Indian market;
7) for details about the state of the lawsuit to reimburse the State for decoder incentives;
8) for clarification from Vice Chairman Pier Silvio Berlusconi as regards "rumours" of a sale to Murdoch.
Shareholder Giuseppe Redaelli asked to speak. He expressed his compliments on the organisation of the general meeting and stressed the importance of the company for Italy.
In his judgement the dividend (which should be reported in the opening pages of the annual report) is not particularly high, but satisfactory when compared to the value of the shares.
He was followed by Eugenio Roscio, who expressed his satisfaction at the financial statements and the company's expansion policy. He announced that he would vote in favour.

In the report he did not see the number of shareholders in the shareholders' register and asked for clarification. He hoped that the number of small shareholders would increase.
Then shareholder Francesco Staffa spoke, commenting that the dividend is the lowest since the company was listed, but that it would have to suffice.
He asked for details of how much office space was used by the company when it was established and how much it uses now.
He drew attention to the fact that the company's Spanish partner is the publisher of El Pais, which is a severe critic of Prime Minister Berlusconi.
He criticised the lack of coverage by Mediaset networks after the Piazza Duomo episode.
Shareholder Carlo Mancuso asked to speak and provided an analysis of the importance of small shareholders. He announced that he would vote in favour.
He asked for clarification about the trend of Mediaset shares on the stock market after comparing it with the trend of Generali shares.
In view of the dividend over the last 5 years, he said that he could only express his satisfaction, but that he believes the cut in dividend is excessive.
He asked for clarification about the recent allegations of tax evasion and misappropriation pending in the Courts.
He said that there was talk of a case regarding fiscal 2005 to 2009 amounting to Euro 8,000,000.00, plus sanctions and interest.
How is it possible that none of the control functions noticed?
Shareholder Pietro Romano asked to speak.
His students at Vallo della Lucania asked to visit the company, but did not receive a reply; he asked for the letter sent to the Chairman to be attached to the resolution (annex -E-).
At the end of the questions, the following answers were given.
Shareholder Franco Borlenghi was answered by director Giuliano Adreani, who said that 2010 had got off to a good start with growth reported in the first quarter.
He said that April and May were positive.
TV was recovering better than print. Spain too grew in the first months of the year, as did digital terrestrial television.
He then answered shareholder Rimbotti.
As Rimbotti pointed out, in 2009 in Italy the percentage contribution of core business revenues to the total has fallen to about 70%, confirming the outcome of the strategy to diversify and rebalance "advertising revenues" and "other revenues", pursued by the Group since 2004 (when advertising revenues accounted for 97%) with the launch of pay initiatives and the growing importance of other activities, particular those relating to film distribution and to Mediashopping.
He agreed with shareholder Rimbotti that Free TV remains the "core driver".
He said that although the television offering is increasingly fragmented, the model adopted by Mediaset to manage the free television business (a mix of the traditional offering on general-interest channels and more specialised offerings launched on digital) is structurally able to maintain great efficiency and control over costs and investments without affecting the audience, so guaranteeing robust cash flow generation in periods of generalised contingent difficulty, and therefore also of the advertising

market (in 2009 the operating profitability of Free TV, while falling, stood at 22%), and a positive leverage effect when the advertising market recovers.
Drawing strength from the self-financing capacity provided by the core business, and fully aware of how the market is evolving (as regards both the supply of and demand for content), Mediaset has been operating in entrepreneurial mode in recent years, identifying and rapidly seizing the best and as yet unexpressed opportunities, in order to maintain profitability in the mid- to long-term.
Specifically, as a result of investments in recent years in both content and commercial strategy, the Group is now in a position, by exploiting a constantly growing customer base, to pursue Mediaset Premium break-even in 2010. This area, in an anti-cyclic and complementary manner to the main business, will therefore in coming years represent the area of greatest development, also in terms of its contribution to results.
The successful development of other profitable businesses which are comparable with the main one is no easy task in consideration of its size. There is no doubt that management is systematically committed to pursuing strategies that focus on a constant review of the company's typical processes, on the exploitation of existing assets to extract all possibilities of value enhancement, and most importantly on constant innovation as regards digital media; from this point of view 2010 will be a key year in Mediaset for the launch of non linear TV (pay on demand, catch up TV).
With regard to the fact that the financial statements of Mediaset have not been affected in 2009 by the sharp downturn in the results reported by Telecinco, we remind you that Mediaset holds the equity investment in Telecino through subsidiary Mediaset Investimenti, a company established in 2005, which has not yet resolved the allocation of dividends collected from Telecinco, in order to maintain sufficient capital levels.
Mediaset's income statement nevertheless recognises, at financial management level, the financial income on the infra-group loan granted to the subsidiary in the framework of the acquisition of the shares in Telecinco between the end of 2005 and the beginning of 2006. In 2009 this amount stood at Euro 16.4 million.
As explained in note 5.5 to the Mediaset S.p.a. financial statements, the fall in the result reported by Telecinco has not affected the impairment test conducted in the Mediaset financial statements on the equity investment in Mediaset Investimenti, in view of the recoverable values identified for the quota held by the company in Telecinco, as calculated by applying IAS 36 based on the long term forecasts of Telecinco.
As indicated in the "Outlook" paragraph of the Management Report, we believe that although Spain continues to be one of the countries in the West to have been most severely affected by the economic crisis, Telecinco is in a position right from 2010 (which has in fact got off to a very good start in terms of advertising revenue growth) to benefit on one hand from regulations which, starting in 2010, prevent the public broadcaster from selling advertising, and on the other from the effects of "consolidation" in the sector linked to the completion of integration between Telecinco and Cuatro.
The Group constantly assesses dossiers regarding the possible acquisition of television operators working in other markets, in the search for investment

opportunities in geographical areas with high growth potential, for which however initial investments are not excessively onerous or which have very long recovery periods.
At the present time the Group holds minority equity stakes acquired in the last two years (China, Maghreb, Caribbean).
The underlying television projects are basically still in the start-up stage.
The carrying value of these investments has already been adjusted, especially in 2008, to reflect problems encountered in achieving the advertising revenue levels originally planned.
The Chairman then answered shareholder Zambellini.
So far as concerns the economic impact of IAS 39 – IFRS 3, he clarified that the relative information is contained in the notes to the consolidated financial statements.
No impact is expected in connection with revised IAS 39, whereas with regard to IFRS 3 on the treatment of acquisitions, the main novelties will regard the direct recognition in shareholders' equity of increases and/or reductions of minority stakes in existing subsidiary companies.
Therefore, in 2010 the impact on the consolidated financial statements of the dilution of the controlling stake in Telecinco, as a result of the Telecinco/Prisa operation, will not have an impact on the income statement.
On the question regarding the capital increases, he answered that the Telecinco capital increase was fully covered and subscribed. Mediaset undertook to subscribe its quota in full.
To the question as to whether a strategic plan has already been launched for Telecinco, he answered that due diligence was recently completed on Cuatro and Digital+ and agreements have been finalised which will then be examined by the competent authorities and the Spanish antitrust office. We expect to be able to complete the operation in the third quarter of the current year.
He said that he thought the company had acted at the right time in Spain, making the most appropriate choices and seizing a unique opportunity in terms of both competition and regulation.
Moving first to consolidate the market has enabled us to choose the strongest and most complementary aggregation in both editorial and industrial terms.
The operation with Prisa also gives the company an extraordinary opportunity to exploit significant synergies on both revenue and cost sides.
With this in mind, joint Mediaset and Telecinco teams are already working to define the best organisational and operational structure the Group will need to have from the very first day after the completion of the operation. As soon as they are completed, Telecinco will promptly communicate the results of this exercise.
A lay attitude has been adopted to Prisa, without taking account of the opinions expressed by the Group about Silvio Berlusconi.
So far as concerns projects in India, the Chairman clarified that the Indian television market was examined in depth a few years ago. It is a very complicated market for two reasons: distribution is very fragmented, the advertising market has a high density of local operators and there is a high level of competitive crowding. He said that the company would continue to look at possible developments, but at the present time no real opportunities have been identified.

To the question on the reason for the repayment of decoder incentives to the State, he answered that the proceeding against the Italian State for alleged State aid in the form of subsidies to purchase digital decoders in 2004 and 2005 was concluded at the European Commission with a sentence requiring Italy to recover such subsidies from digital terrestrial pay TV operators who benefited from same at the expense of other players.
In the meantime the Government has completed the proceeding to define the recoverability of this contribution and to quantify it on the basis of criteria defined by the Commission.
In November last year the company received the order to pay and therefore proceeded to make payment.
Both the decision of the Commission and the Italian Ministry order have been appealed respectively before the Court of First Instance in Luxembourg and before the Civil Court of Rome, as it is believed that these decisions have not taken into due consideration the real market situation, the real destination of the subsidies, and the impossibility of a fair quantification of the aid and its recovery.
Zambellini was also answered by Vice Chairman Pier Silvio Berlusconi, who stressed that decisions regarding the controlling stake in the company are the responsibility of the shareholder Fininvest and its Board of Directors. He himself has certainly expressed the opinion that he doesn't think the control structure should change and confirms same, also in consideration of the corporate programmes described by the Chairman and resolved by the board of Mediaset, as well as his own commitment and that of all the directors and all the people in the Group to implement such programmes in the interests of all shareholders.
The Chairman clarified to shareholder Redaelli that the information regarding the proposed 2010 dividend is provided at the start of the management report in the paragraph entitled "Highlights".
To shareholder Roscio he replied that on 20 April 2010 Mediaset had 155,469 shareholders and expressed his pleasure at seeing such a high turnout at the general meeting. This year too about 50% of the share capital was in attendance at the general meeting and this is also the result of the constant attention focused by the company on institutional investors and small shareholders.
He then answered shareholder Staffa by clarifying that the company occupies about 90,000 sq m of office space (20% owned and 80% rented) and about 40,000 sq m of production space (80% owned and 20% rented).
On the subject of the attack on Silvio Berlusconi at 18.35 h, he clarified that news of the episode was broadcast during the 18.30 h edition of Studio Aperto, at 18.40 h.
This was followed by TG4 at 18.55 h and TG5 at 20.00 h (both programmes were devoted almost entirely to the event).
There were also specal editions of Studio Aperto at 22.35 h and at 23.29 h, a special edition of TG5 at 22.39 h, and TG5 Notte was devoted almost entirely to the attack.
He then replied to shareholder Mancuso.
If the reference is to the case known as "Mediatrade", he clarified that in this proceeding he in his capacity of Chairman of Mediaset and Pier Silvio Berlusconi as Chairman of RTI and Vice Chairman of Mediaset have been charged with aggravated tax fraud.

The allegations run from fiscal 2005 to 30 September 2009. The alleged tax evasion amounts to a total of Euro 8,196,687.
On 8 April 2010 he learned from the press that the public prosecutor had applied for all the parties involved to be sent for trial. He clarified that this is an application by the public prosecutor and that he had no news regarding the date of the preliminary hearing. He said that it would only be known at the end of the preliminary hearing whether or not the presiding Judge decides to uphold the application made by the public prosecutor.
The company is sure that during the course of the proceeding it will emerge that the allegations against the company and its directors and managers are untrue. This and the amount of the tax evasion disputed are the main reasons for not making provisions for same in the financial statements.
In the "Mediatrade" trial the public prosecutor sustains that Agrama and the other companies mentioned in the accusations were useful or fictitious intermediaries which sold rights at inflated – according to the public prosecutors – prices.
Without revealing matters which will be raised at the appropriate time and in the appropriate place, the Chairman could only state that Mediaset has always acquired real rights, from parties which actually exist and at market prices.
The case documents are being examined with the help of outside consultants to enable the company to understand on what basis the charges have been levelled at Mediaset directors.
At the present time no elements have been found in the documents filed such as to substantiate the alleged "inflation" of the price of the rights.
The Chairman confirmed and reassured everyone that the company has always complied with the law and has never performed operations which are fictitious or at inflated prices.
At the end of the discussion, the Chairman invited shareholders to vote on the proposed resolution using the televoter.
He advised the meeting that no. 405 shareholders or proxies were in attendance at the start of voting, representing no. 586,781,471 shares or 49.68% of the share capital.
The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.
At 11:43 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The proposed resolution was approved by majority, with no. 585,897,761 votes in favour, no. 382,922 votes against and no. 500,788 abstentions.
Dr. Renato Papetti, the proxy for majority shareholder "Fininvest S.p.a.", then asked to speak and proposed that the report of the Board of Directors on the other items on the agenda not be read out.
The general meeting unanimously approved the motion.
The Chairman then introduced **Item 2**: **Approval of the allocation of operating profit; pertinent resolutions** and proposed the following resolution on **item 2**, in line with that contained in the board of directors' report to the general meeting.
"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2009 financial statements,

resolves

- to allocate the profit for the year of Euro 329,706,995.23 (threehundredandtwentyninemillionsevenhundredandsixthousandninehundredandninetyfivepointtwothree) to the shareholders in the form of a dividend of Euro 0.22 (zeropointtwotwo) for each share, before withholdings pursuant to the law, by means of the partial use of the available profits, and to allocate the residual profits to the extraordinary reserve, with the exclusion of treasury shares held at 21 May.

For your information, we remind you that, with reference to outstanding shares at 23 March 2010 - no. 1,181,227,564 (onebilliononehundredandeightyonemilliontwohundredandtwentyseventhousandfivehundredandsixtyfour) shares less 44,825,500 (fortyfourmillionsevenhundredandsixtyfivethousandfivehundred) treasury shares - the dividend amounts to a total of Euro 250,008,454.082 (twohundredandfiftymillioneightthousandfourhundredandfiftyfourpointzeroeighttwo);

- to pay the dividend as of next 27 May 2010, through the authorised brokers with whom the shares are registered in the "Sistema Monte Titoli".

From **24 May 2010**, the shares will be traded on the ex dividend market (coupon no. 14).

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.

He advised the meeting that no. 404 shareholders or proxies were in attendance at the start of voting, representing no. 586,780,971 shares or 49.68% of the share capital.

The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.

At 11:48 the Chairman called for votes to be cast.

The Chairman called an end to voting and announced the results.

The proposed resolution was approved unanimously.

The Chairman then introduced the business under **letter B** on the agenda:

Item 3: Supplement to the engagement assigned to audit firm Reconta Ernst & Young S.p.a. by resolution of the general meeting of 16 April 2008; pertinent resolutions.

Based on the reasoned proposal prepared by the board of statutory auditors pursuant to article 159, tax consolidation act (annex -F-), the Chairman submitted the following draft resolution to the general meeting on the third item on the agenda.

"The general meeting, endorsing the reasoned proposal of the board of statutory auditors,

resolves

"to approve the supplement to the fees payable to audit firm Reconta Ernst & Young S.p.a. for the performance of additional work with respect to the audit services already approved by the general meeting of 16 April 2008 for each year from 2009 to 2016, at the conditions provided in the supplement proposal submitted by such audit firm with letter dated 5 March 2010.

Said proposal entails the following fee supplement:

- as regards the opinion on the consistency of the management report with the financial statements, no. 320 hours for a fee of Euro 50,000.00 (fiftythousandpointzerozero);
- as regards the opinion on the consistency of the information contained in

the report on corporate governance and ownership interests, no. 280 hours for a fee of Euro 45,000.00 (fortyfivethousandpointzerozero).
All the other provisions of the proposal submitted by audit firm Reconta Ernst & Young S.p.a. with the letter dated 7 March 2008 remain in force."
Attached under letter -G- is the supplement to the audit services proposal for the period 2009-2016 pursuant to Legislative Decree no. 58, 24 February 1998, submitted by audit firm Reconta Ernst & Young S.p.a on 5 March 2010.
The Chairman asked for comments.
As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.
He advised the meeting that no. 404 shareholders or proxies were in attendance at the start of voting, representing no. 586,780,971 shares or 49.68% of the share capital.
The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.
At 11:54 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The proposed resolution was approved by majority, with no. 586,238,480 votes in favour, no. 302,001 votes against and no. 240,490 abstentions.
The Chairman then introduced the business under **letter C** on the agenda: **Authorisation for the board of directors to purchase and sell the company's own shares. Item 4: Authorisation for the board of directors to purchase and sell the company's own shares, also for the purposes of stock option plans; pertinent resolutions.**
The Chairman proposed the following resolution on item 4, in line with that contained in the board of director's report to the general meeting:
"The general meeting accepts the proposal formulated by the board of directors and

resolves

-. to grant the Board of Directors the authority to purchase, also through the negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Financial Statements at 31 December 2010, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last duly approved financial statements.
The purchase operations will be performed as follows:
i) the purchases for the implementation of the stock option plans for 2003/2005, for 2006/2008 and for 2009/2011 shall be made on the stock exchange on which the shares are listed, in the manner indicated in article 144-bis, letters b) and c) of the Issuer Rules, at a price no higher than the highest price of the last independent operation or the highest current independent offer price, whichever is greater, on the online stock market operated by Borsa Italiana;
ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Issuer Rules, at a price no higher than the highest price of the last

independent operation or the highest current independent offer price, whichever is greater, on the online stock market operated by Borsa Italiana.
The purchase operations will be performed in compliance with article 2357 and subsequent of the Italian Civil Code, article 132 of legislative decree 58/98, article 144-bis of the Consob regulation enacting legislative decree no. 58, February 24, 1998 on the regulation of issuers ("Issuer Rules") and all other applicable rules and regulations, including those pursuant to directive 2003/6 and the relative EU and national implementation rules;
- pursuant and for the purposes of article 2357-ter, Italian civil code, to confirm the authorisation granted to the board of directors, in compliance with the provisions of the law, with regulations applicable from time to time, with the regulations issued by the Italian Stock Exchange and with community directives, to:
a) transfer treasury shares, purchased on the basis of this resolution or in any case already in the company's portfolio of shares, to employees of the company, its subsidiaries and the controlling company, against the exercise by same of their options to purchase the shares granted to them, all at the prices, terms and in the manner provided by the regulations regarding each stock option plan for 2003/2005, for 2006/2008 and for 2009/2011. The authorisation indicated in this point is granted for the time limit fixed by the stock option plans;
b) to transfer the shares purchased on the basis of this resolution, or in any case already in the company's portfolio, in the following alternative ways:
i) by means of cash operations; in this case the sales will be made on the stock exchange on which the shares are listed and/or outside the stock exchange, at a price representing no less than 90% of the reference price recorded by the shares during the stock exchange session prior to each individual operation;
ii) by means of exchanges, swaps, contributions or other provisions in the framework of industrial projects or extraordinary finance operations. In this case the economic terms of the transfer operation, including the valuation of the shares being exchanged, will be determined, with the support of independent experts, based on the nature and the characteristics of the operation, also in consideration of the market trend of Mediaset shares.
The authorisation pursuant to point b) above is granted for a period of no longer than 18 months from the date of the resolution."
The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.
Shareholder Zambellini asked to speak.
As at previous general meetings, he asserted his opposition to stock options. However, out of respect for the management team, he said he would vote in favour.
He was followed by shareholder Redaelli, who asked if there was a stock option register.
Shareholder Clemente Martone commented that the authority was in place during the economic crisis when the share price was low.
Why weren't the purchases made then?
He wished to receive a detailed prospectus on the stock option plan.
He was followed by shareholder Staffa, who said that generally speaking he is against stock options, but that this time he would vote in favour.
Marco Giordani replied that the carrying value of the stock options is equal

to the average value of the share price quoted over the last 30 days. He continued that the stock option plan was approved by another general meeting and this business is not on the agenda. He concluded by saying that treasury shares are not purchased for speculation and are therefore not bought if the price is low and not sold if it is high.
Shareholder Rimbotti replied that if the concept is accepted that the Board of Directors buys and sells according to the stock market trend, then it is also accepted that the Board of Directors changes job.
Shareholder Mancuso asked to speak.
He said he is and always has been opposed to stock options.
Bankitalia is opposed to them but has no title to control the company.
This time he said he would abstain.
He asked if it was possible to receive statements regarding the 3 plans.
Giordani replied by explaining that changes are described in the financial statements.
Shareholder Redaelli said that he believed that buying when the price is low is a duty for the company not for the purposes of speculation, but to defend the stock.
As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.
He advised the meeting that no. 404 shareholders or proxies were in attendance at the start of voting, representing no. 586,780,971 shares or 49.68% of the share capital.
The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.
At 12:17 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The proposed resolution was approved by majority, with no. 565,663,157 votes in favour, no. 20,864,974 votes against and no. 252,840 abstentions.
The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.
The meeting closed at 12:19 pm.
The list of attendees and all voting shareholders, with the number of shares represented, are attached to these minutes under letter -H-.
Documentation regarding the results of each vote is attached under letter -I-.
Votes against and abstentions were checked with the electronic system.
The person before me waived the reading out of the annexes.

This document was written in part by a person I trust using an electronic system and in part by myself on five sheets, or a total of eighteen sides, and read out by me to the person before me at 15,05 p.m.

FEDELE CONFALONIERI
ARRIGO ROVEDA seal

12g3-2(b)


GRUPPO
MEDIASET

RECEIVED
2010 JUN -2 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

MEDIASET S.P.A.: PUBLICATION OF MINUTES OF ORDINARY GENERAL MEETING on 21 April 2010

Mediaset S.p.A. gives notice that the minutes of ordinary general meeting is available for public consultation at company head office and Borsa Italiana S.p.A., as well as on the corporate website at www.mediaset.it.

Cologno Monzese, 4 May 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)


GRUPPO
MEDIASET

Madrid, 6th May 2010

Today Telecinco our controlled company has disclosed the following press release

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2010

Compared with the same period in 2009

TELECINCO INCREASES NET EARNINGS BY 101% IN THE FIRST QUARTER TO €58.86 MILLION

- **Grupo Publiespaña confirms its leadership position in revenue with a market share of 33.2% (source: Infoadex) and gross television advertising revenues of €194.19 million**
- **Telecinco obtains results four times higher than those of its main competitor, which it beats by 25.3% in net revenue, by 219% in EBITDA and by 320.2% in net earnings, with 8% lower total costs than this competitor**
- **Adjusted EBITDA stood at €77.48 million – representing a 36.5% margin on net revenues, 68.5% up on Q1 2009 – whilst EBIT increased by 74.3%, reaching €76.08 million (35.9% margin on net revenues)**
- **Telecinco is the leading commercial television channel by audience share, with 14.9% in Q1 – 2.4 percentage points (pp) more than Antena 3 (12.5%). It has also prevailed in prime time (14.2%), 2% ahead of its competitor, and is unrivalled in terms of commercial target for prime time (14.4%) and total day (15.6%).**

The definitive elimination of advertising on TVE, the approval of the General Broadcasting Act and the analogue switch-off were three major events that characterised this crucial first quarter of 2010 in the audiovisual sector, within which Telecinco has confirmed its absolute dominance. With **net earnings of €58.86 million, up 101% year on year,** Telecinco is once again the most profitable television channel in Spain, with results four times higher than those of its closest competitor.

The content strategy that has made Telecinco Spain's number one commercial channel by audience share and the parallel management of advertising space by Grupo Publiespaña – recovering the value of communications for clients and balancing supply and demand in the market – has translated into **gross advertising**

revenues of €200.77 million, up 32.2% compared with the three month period ended March 2009.

As for **adjusted EBITDA**, the **operating margin was €77.48 million**, which represents a 36.5% margin on net revenues (68.5% more than in Q1 last year). **EBIT was up 74.3% compared with 2009, reaching a figure of €76.08 million** (a 35.9% margin on net revenues).

These margins, which demonstrate effective management and Telecinco's ability to generate earnings as a new audiovisual era begins, also confirm a major lead over Spain's second commercial channel, which Telecinco surpassed by 25.3% in net revenues, by 219% in EBITDA and by 320.2%, and all with 8% lower costs than this competitor.

Grupo Publiespaña validates its leadership by revenue with a 33.2% market share and €194.19 million in gross television advertising turnover

Of the **€200.77** million **in gross advertising revenues** generated in Q1 2010, **€194.19 million** were from **television operations** – up 30% year on year – and **€6.58 million** corresponds to activity by **Publimedia Gestión**, the Grupo Publiespaña subsidiary dedicated to the marketing of third-party multimedia content, which grew earnings by 159.4%, compared with the same period in 2009.

Net **advertising revenues** have increased 31.7% compared with the first quarter of 2009, reaching **€191.16 million**. These figures have once again confirmed Grupo Publiespaña's position as the advertising concession that attracts most investment, **leading the market with a 33.2%** share according to recent Infoadex data.

As a result, **total net revenues** have reached **€211.99 million – up 38%** – including the €20.83 million generated by the commercial area (merchandising, rights sales and SMS, etc.), which has grown earnings by 43.8% since Q1 2009.

Telecinco's **total operating costs** have increased by **17.1%** compared with Q1 2009, mainly due to costs associated with the film industry and the 3% tax on revenues to finance TVE.

Telecinco, Spain's leading commercial channel by audience share

The elimination of advertising on TVE has set down a new framework within which private channels no longer compete with state television for advertising investment. In this context, Telecinco closed the first quarter of the year as **the leading Spanish commercial channel with a 14.9% audience share**, 2.4 pp ahead of the second private channel, Antena 3 (12.5%).

Telecinco's victory extended to the **prime time** slot, where it obtained a **14.2% share**, up 2 pp on Antena 3 (12.2%).


Audiencia total día enero-marzo 2010
14,9
12,5
6,8
6,5
cuatro


Audiencia prime time enero-marzo 2010
14,2
12,2
7,2
6,7
cuatro

Likewise, the channel has once again confirmed its **leadership position in terms of commercial target for total day (15.6%) and prime time (14.4%),** with an advantage of 2.8 and 1.8 points on Antena 3 (12.8% and 12.6%, respectively).

Within the multiplex digital environment, where LaSiete and Factoría de Ficción have obtained their highest figures ever and a 1% market share each, **Telecinco has become the top multichannel group by audience share in DTT, with a 16.8% share of total day and a 16.3% share of** prime time – 1.8% and 1.2% ahead of the Grupo Antena 3 channels (15% of total day and 15.1% of prime time).

- *Graphic material featuring Alejandro Echevarría, Telecinco's Chairman, and Giuseppe Tringali and Paolo Vasile, Telecinco's CEOs, is provided.*

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

12g3-2(b)

Borsa Italiana

Comunicato

Help Desk
0272426344
0272426658

Protocollo:	0186-44
Riferimento normativo (Regolamento Borsa Italiana S.p.A.):	Art. 2.7.1 comma 1 (Price Sensitive)
Stato:	Diffuso
Mittente del comunicato:	MEDIASET
Mittente:	MEDIASET
Utente Emittente:	MEDIASETN01
Referente informativo:	BIANCHI
N° telefonico:	02-25149588
Oggetto:	Press release (Eng) - Mediaset SpA: publication of Minutes of ordinary General Meeting on 21 April 2010
Testo Comunicato:	Attached press release in object
Testo comunicato allegato (PDF):	Scarica allegato 1
Data diffusione completata:	04/05/2010 08:47
Data inizio diffusione:	04/05/2010 08:47
Data embargo:	04/05/2010 08:47
Data ricevimento Centro raccolta:	04/05/2010 08:32
Data creazione comunicato:	04/05/2010 08:32
Azioni Disponibili:	

Esci


GRUPPO
MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: PUBLICATION OF MINUTES OF ORDINARY GENERAL MEETING on 21 April 2010

Mediaset S.p.A. gives notice that the minutes of ordinary general meeting is available for public consultation at company head office and Borsa Italiana S.p.A., as well as on the corporate website at www.mediaset.it.

Cologno Monzese, 4 May 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)

Borsa Italiana

Documento

Help Desk
0272426344
0272426658

Protocollo:	57792
Data di ricezione:	03/05/2010 17:41
Data di divulgazione:	03/05/2010 17:41
Data di annullo:	
Data di approvazione:	03/05/2010 17:41
Mittente del comunicato:	0186
Utente Emittente:	MEDIASETN01
Mittente:	MEDIASET
Referente Informativo:	BIANCHI
N. Telefonico:	02-25149588
Oggetto:	Mediaset S.p.A. - Minutes of Ordinary General Meeting 21 april 2010
Tipologia documento:	Minutes of the shareholders' or supervisory board meeting (ENG)
Data di invio:	03/05/2010
Note:	Attached the document in object.
Allegato (File PDF):	Scarica allegato 1
Azioni Disponibili:	Esci


MEDIASET

RECEIVED
2010 JUN -2 A 9:29

ANNUAL INFORMATION DOCUMENTS – Pursuant to Art. 54 Reg. Consob n. 11971/1999

Informations available on NIS (Network Information System) and on "www.mediaset.it" web site

Date	Type	NIS			WEB SITE
		Price Sensitive	Non Price Sensitive	Document	
22/04/2009	Comunicato stampa (ITA) Gruppo Mediaset – Assemblea azionisti 2009; Press release (ENG) 2009 General Shareholders meeting	X			X
22/04/2009	Documento: (ITA) Mediaset S.p.A. – Bilancio civilistico e consolidato al 31.12.2008; (ENG) Mediaset S.p.A. - 2008 Company Annual Report and 2008 Consolidated annual report			X	X
23/04/2009	Comunicato stampa (ITA) Consiglio di Amministrazione: cariche sociali; Press release (ENG) Board of Directors: corporate officiers	X			X
05/05/2009	Documento: (ITA) Mediaset S.p.A. – verbale assemblea del 22 aprile 2009			X	X
06/05/2009	Documento: (ENG) Mediaset S.p.A. – Minute of Ordinary General Meeting 2009			X	X
07/05/2009	Comunicato stampa (ITA) Gestevision Telecinco S.A. - risultati primo trimestre 2009; Press release (ENG) Gestevision Telecinco S.A. - First quarter 2009 financial results	X			X
11/05/2009	Documento: (ITA) Mediaset S.p.A. Documento di informazione annuale (ex art. 54 Reg. Emittenti Consob); (ENG) Mediaset S.p.A. Annual informations documents (pursuant to article 54 Reg. 11971/99)			X	X
12/05/2009	Comunicato stampa (ITA) Mediaset S.p.A. – approvati risultati 1° trimestre 2009; Press release (ENG) Mediaset S.p.A. - Approval results for the first quarter of 2009	X			X
12/05/2009	Documento: (ENG) Mediaset S.p.A.: Analyst Presentation –			X	X



	Risultati primo trimestre 2009				
14/05/2009	Comunicato stampa (ITA) Mediaset S.p.A. - Inserzione su quotidiano "Il Sole 24 Ore" deposito Resoconto intermedio di gestione al 31 marzo 2009; Press release (ENG) Mediaset S.p.A. – Notice of publishing Quarterly report to march 31, 2009	X			X
14/05/2009	Documento: (ITA) Mediaset S.p.A. – Resoconto intermedio di gestione al 31.03.2009; (ENG) Mediaset S.p.A. - Quarterly Report to march 31, 2009			X	X
30/07/2009	Comunicato stampa (ITA) Mediaset S.p.A. – Telecinco risultati finanziari del primo semestre 2009; Press release (ENG) Mediaset S.p.A. – Telecinco first half 2009 results	X			X
30/07/2009	Documento (ITA) Mediaset S.p.A. – presentazione agli analisti risultati primo semestre 2009			X	X
30/07/2009	Comunicato stampa (ITA) Gruppo Mediaset – risultati primo semestre 2009; Press release (ENG) Mediaset Group – Results for the first half of 2009	X			X
06/08/2009	Documento: (ITA) Mediaset S.p.A.: relazione finanziaria semestrale 2009; (ENG) Mediaset S.p.A.: Half-Year Financial Report 2009			X	X
06/08/2009	Comunicato stampa (ITA) Mediaset S.p.A.: pubblicazione della Relazione finanziaria Semestrale 2009; Press release (ENG) Mediaset S.p.A.: 2009 Half-Year Financial Report	X			X
29/09/2009	Documento (ITA) Mediaset S.p.A.: documento informativo Piano di stock option per gli anni 2009-2011 – attuazione esercizio 2009; (ENG) Mediaset S.p.A. – Information document 2009-2011 stock option plan – Fiscal plan 2009			X	X
29/09/2006	Comunicato stampa (ITA) Mediaset S.p.A.: Pubblicazione documento informativo art. 84 bis Regolamento Emittenti; Press release (ENG) Mediaset S.p.A.: Information document art. 84 bis Consob Regolation	X			X
13/10/2009	Comunicato stampa (ITA) Mediaset S.p.A.: Dichiarazione dell'Amministratore Delegato; Press release (ENG) Mediaset S.p.A.: Managing Director announcement	X			



29/10/2009	Comunicato stampa (ITA) Telecinco risultato primi 9 mesi 2009; Press Release (ENG) Telecinco results first 9 months	X			X
10/11/2009	Comunicato stampa (ITA) Mediaset S.p.A. - approvati i risultati primi nove mesi 2009 – Press release (ENG) Mediaset S.p.A. - Approval for the results of the first 9 months 2009	X			X
10/11/2009	Documento (ENG) Mediaset S.p.A.: Analyst Presentation –9 months 2009			X	X
11/11/2009	Comunicato stampa (ITA) Mediaset S.p.A. - Inserzione su quotidiano "Il Sole 24 Ore" deposito Resoconto intermedio di gestione al 30 settembre 2009 - Press release (ENG) Mediaset S.p.A. - Notice of publishing quarterly report to september 30, 2009	X			X
11/11/2009	Documento: (ITA) Mediaset S.p.A. - Resoconto intermedio di gestione al 30 settembre 2009 – (ENG) Mediaset S.p.A. - Quarterly report to September 30, 2009			X	X
12/11/2009	Comunicato stampa (ITA) Mediaset S.p.A.: pubblicazione del resoconto intermedio di gestione al 30 settembre 2009; Press release (ENG) Mediaset S.p.A.: quarterly report to september 30, 2009	X			X
15/12/2009	Comunicato stampa (ITA) Mediaset S.p.A.: Emissione obbligazionaria - Press release (ENG) Mediaset S.p.A.: Bond Issue	X			X
17/12/2009	Comunicato stampa (ITA) Mediaset S.p.A.: Informazioni su richiesta della consob (operazione Telecinco/Cuatro); Press release (ENG) Mediaset S.p.A.: Information requested by Consob (operation of integration of the channels Telecinco and Cuatro)	X			X
18/12/2009	Comunicato stampa (ITA) Mediaset S.p.A.: Operazione Telecinco-Prisa - Press release (ENG) Mediaset S.p.A.: Telecinco-Prisa operation	X			X
21/12/2009	Documento (ITA) Mediaset S.p.A.: Verbale del Consiglio di Amministrazione del 15/12/2009; (ENG) Mediaset S.p.A. – Minute of Board of Directors 15/12/2009			X	X

21/12/2009	Comunicato stampa (ITA) Mediaset S.p.A.: Pubblicazione del Verbale del Consiglio di Amministrazione del 15/12/2009 - Press release (ENG) Mediaset S.p.A.: Minutes of Board of Directors 15/12/2009	X			X
21/01/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Emissione obbligazionaria per Euro 300 milioni; Press release (ENG) Mediaset S.p.A.: Euro 300 Million Bond Issue	X			X
22/01/2010	Comunicato stampa (ITA) Mediaset S.p.A. – calendario riunioni istituzionali anno 2010; Press release (ENG) Mediaset S.p.A. – 2010 calendar of meetings	X			X
25/02/2010	Comunicato stampa (ITA) Risultati 2009 Telecinco; Press release (ENG) 2009 Telecinco results	X			X
25/02/2010	Comunicato stampa (ITA) Gestevision Telecinco – proposte del Consiglio di Amministrazione; Press release (ENG) Gestevision Telecinco – Board of Directors resolutions	X			X
15/03/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Inserzione su quotidiano “Il Sole 24 Ore” convocazione assemblea 2010; Press release (ENG) Mediaset S.p.A.: Notice of convocation of the General Shareholders Meeting 2010		X		X
16/03/2010	Comunicato stampa (ITA) Mediaset S.p.A.: pubblicazione avviso di convocazione dell'assemblea degli Azionsti 2010; Press release (ENG) Mediaset S.p.A.: Notice of convocation of the General Sherolders' Meeting 2010		X		X
23/03/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Risultati 2009; Press release (ENG) Mediaset S.p.A.: 2009 results	X			X
24/03/2010	Press release (ENG) Dividends 2009	X			X
24/03/2010	Documento: (ENG) Mediaset S.p.A.: Analyst Presentation 2009 results			X	X
24/03/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Telecinco ricavi pubblicitari gennaio – febbraio 2010; Press release (ENG) Mediaset S.p.A.: Telecinco advertising revenues January – February 2010	X			X
24/03/2010	Comunicato stampa (ITA) Mediaset S.p.A.: previsione crescita	X			X

	ricavi pubblicitari televisivi primo trimestre 2010; Press release (ENG) Mediaset S.p.A.: 2010 first quarter advertising revenues growth				
01/04/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Inserzione su quotidiano "Il Sole 24 Ore" avvenuto deposito bilancio al 31.12.2009; Press release (ENG) Mediaset S.p.A. – Notice of 2009 Financial Statements		X		X
01/04/2009	Documento: (ITA) Mediaset S.p.A.: Progetto di bilancio civilistico e consolidato 2009; (ENG) Mediaset S.p.A.: Draft company annual financial statements and consolidated annual financial statements 2009			X	X
01/04/2009	Documento: (ITA) Mediaset S.p.A.: Relazione illustrativa all'assemblea; (ENG) Mediaset S.p.A.: Report of the Board of Directors			X	X
01/04/2010	Documento: (ITA) Mediaset S.p.A.: Relazione sul governo societario e gli assetti proprietari; (ENG) Mediaset S.p.A.: Report on Corporate Governance and the Ownership Structure			X	X
01/04/2010	Documento: (ITA) Mediaset S.p.A.: Proposta motivata del Collegio Sindacale; (ENG) Mediaset S.p.A.: Report of the Board of Statutory Auditors			X	X
02/04/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Documentazione per Assemblea degli Azionisti; Press release (ENG) Mediaset S.p.A.: Documentation for General Shareholders' Meeting	X			X
12/04/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Inserzione su quotidiano "Il Sole 24 Ore" rinvio assemblea in seconda convocazione; Press release (ENG) Mediaset S.p.A.: General Shareholders' Meeting		X		X
15/04/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Accordi Telecinco-Prisa; Press release (ENG) Mediaset S.p.A.: Telecinco Prisa agreement	X			X
15/04/2010	Comunicato stampa (ITA) Mediaset S.p.A.: Esposto della società controllata Media Shopping S.p.A.; Press release (ENG) Mediaset S.p.A.: The subsidiary Company Media Shopping	X			X



	S.p.A. has made a claim				

Internal Dealing - Informations available on NIS and on "www.mediaset.it" web site

Date	Full name	NIS			WEB SITE
		Price sensitive	No Price Sensitive	Document	
26/01/2010	Marina Berlusconi	X			X
27/01/2010	Marina Berlusconi	X			X

12g3-2(b)



Press Release

Mediaset Board Meeting 11 May 2010

BOARD APPROVES RESULTS FOR THE FIRST QUARTER OF 2010

Consolidated Results
Net revenues: €1,119.4 million
Operating profit: €199.5 million
Net profit: €92.9 million

Italy
Net revenues: €907.9 million
Publitalia advertising revenues: +5.2%
Mediaset Premium pay-TV revenues: +59.5%

Television costs: -1.7%
Net profit: €65.2 million

Ratings: Mediaset leads across all time bands
in the 15-64 age range
Canale 5 Italy's most popular channel in prime time and over the 24-hours in the commercial target

Spain
Net revenues: €212.0 million
Puliespana advertising revenues: +30%
Net profit: €58.9 million
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the company's report on the first quarter of 2010.

In the first three months of the year, in an economic scenario that remains uncertain, there were the first signs of a recovery in the advertising market. In this context the Group, which in the same period of 2009 experienced the worst phase of the economic crisis, recorded growth, both in Italy and in Spain, in both advertising revenues and profits.



MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first three months of 2010 can be summarised as follows:

- The Mediaset Group's **consolidated net revenues grew** came to **€1,119.4 million, a 17.5% increase** compared with the €952.4 million of the first quarter of 2009.
- **EBIT** amounted to **€199.5 million** compared with the €138.4 million of the same period of the previous year **(+44.1%)**.
- **Operating profitability** was **17.8%**, compared with 14.5% in Q1 2009.
- **Profit before taxation** and that attributable to third-party shareholders, amounted to **€183.2 million**, compared with €113.4 million in the first quarter of 2009 **(+61.5%)**.
- **Net profit** attributable to the Group **rose by 54.9%** to reach **€92.9 million**, compared with €60.0 million in the first quarter of the previous year.
- The Group's **net financial position** went from -€1,552.0 million on 31 December 2009 to **-€1,316.0 million** on 31 March 2010.
- In the first three months of the year **net cash generation** amounted to **€273.3 million**, compared with €122.5 million of the same period of the previous year.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first quarter of 2010 **consolidated net revenues** amounted to **€907.9 million, an increase of 14.5%** on the €793.0 million of the same period of the previous year.
- **Gross television advertising revenues** came to **€679.4 million, an increase of 5.2%** on the €645.7 million first quarter of 2009. A result that was above that of the reference market which, on the basis of Nielsen figures for the first quarter, grew (net of the contribution of Publitalia) by 3.9%.
  If account is also made of the contribution of Digitalia, the company of the Group that sells advertising for digital channels, the total increase in advertising revenues rises to 7% compared with the first three months of 2009.
- **Mediaset Premium revenues:** revenues from card sales, re-charges and Easy Pay amounted to €115.1 million, an increase of **59.5%** on the €72.2 million of the first quarter of 2009.
  As of 31 March 2010, there were around 4.1 million active cards, compared with around 3.3 million at the same point of the previous year.


GRUPPO
MEDIASET

- **EBIT** rose to **€123.4 million** compared with €94.8 million in Q1 2009.

- **Total television costs** in the period **fell by 1.7%** compared with the first quarter of 2009, confirming the effectiveness of efficiency policies that have not impacted of the richness of the schedule or the ratings of Mediaset's channels.

- **Net profit** came to **€65.2 million**, compared with €47.4 million in the first quarter of 2009.

TV ratings: in the first three months of the year Mediaset channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target). Indeed, during the period, Mediaset recorded a **40.0% share in prime time** and **39.8% in the 24 hours**.
Canale 5, as well as being Italy's most popular channel in the commercial target in both in prime time (22.9%) and in the 24 hours (22.3%).

Spain

- In the first three months of 2010 **consolidated net revenues** generated by the Telecinco Group came to **€212.0 million**, a 32.8% increase on the €159.7 million of the same period of the previous year.

- **Gross advertising revenues by Publiespana** reached **€194.2 million, an increase of 30,0%** on the €149.4 million of the first quarter of 2009.

- **EBIT** came to **€76.1 million**, compared with the €43.7 million of the first quarter of 2009 (+74.3%)

- **Operating profitability** came to **35.9%** (27.3% in the first quarter of 2009).

- **Pre-tax profit** amounted to **€66.4 million**, compared with €32.1 million in Q1 2009.

- **Net profit** for the period came to **€58.9 million**, compared with €29.3 million in the first three months of 2009.

- **TV ratings:** Telecinco is Spain's most popular commercial broadcaster both in prime time **(14.2%)** and over the 24-hours **(14.9%)**.



FORECAST FOR THE YEAR

- In Italy there were positive signs of renewed dynamism in television advertising investments in the first quarter. On the basis of currently available evidence, the estimated rate of growth in television advertising sales for the first five months of the year should essentially be in line with that recorded in the first quarter, in other words over 5%.

- Despite ongoing weaknesses in the economy, also in Spain, where there are new regulations governing the TV sector which should continue to favour particularly the first half of the year, we expect to see significant growth in Telecinco's advertising revenues.

- As a result of these trends, the company confirms its expectation, over the full year and in the two geographic areas of reference, to see an increase in advertising revenues compared with 2009. The scale of the increase will depend on the evolution of the international, economical and financial situation which currently remains markedly unstable.

- On the basis of the Group's results in the first quarter of the year, the targets of growth in advertising revenues and the aim to achieve break-even for the activities of Mediaset Premium in Italy, the company confirms the indication given at the end of last year that 2010 will see an increase in both consolidated net profit and cash generation compared with 2009.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 11 May 2010

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor


GRUPPO
MEDIASET

Highlights from the consolidated income statement (*)

in €m

2009		Cumulative to 31 March 2010	2009
3,882.9	**Consolidated net revenues**	**1,119.4**	**952.4**
507.6	Labour costs	129.3	128.9
1,593.3	Procurement, services and other costs	476.9	391.1
2,100.9	**Operating costs**	**606.2**	**520.1**
1,782.0	**Gross operating profit**	**513.3**	**432.4**
1,026.8	Amortisation of rights	278.4	259.0
153.8	Other amortisation and depreciations	35.3	34.9
1,180.6	**Amortisation and depreciations**	**313.8**	**293.9**
601.5	**Operating profit**	**199.5**	**138.4**
(28.8)	(Losses)/gains from equity disposals	(5.0)	(14.2)
(124.4)	**EBIT**	(11.3)	(10.9)
448.4	Financial income /(charges)	**183.2**	**113.4**
(142.5)	Income/(charges) from investments	(59.8)	(36.3)
305.8	**Profit before taxation**	**123.4**	**77.1**
(0.6)	Income taxes	-	0.5
(32.8)	**Net profit from operations**	(30.5)	(17.6)
272.4	(Net profit from discontinued activities)	**92.9**	**60.0**

Highlights from the consolidated balance sheet (*)

in €m

	31/03/2010	31/12/2009
Television rights	2,560.9	2,598.0
Goodwill and consolidation differences	512.1	512.1
Other tangible/intangible assets	945.4	957.1
Financial assets	261.8	233.8
Net working capital & other assets/liabilities	(201.9)	(110.3)
Severance indemnity reserve	(100.4)	(100.4)
Net invested capital	**3,977.9**	**4,090.3**
Net Group assets	2,447.6	2,331.8
Shareholders' equity and minority interest	214.3	206.5
Net assets	**2,661.9**	**2,538.3**
Net financial position	**(1,316.0)**	**(1,552.0)**

(*) *The reclassified figures in the report are not subject to certification by the external auditors*

12g3-2(b)


GRUPPO MEDIASET
MEDIASET
2010 First Quarter Results Presentation
11th May 2010


GRUPPO MEDIASET
MEDIASET
Broadcasting

ITALY | TV Consumption trend (2003-2010)
Average Daily minutes



269
271
266
273
255
256
270
270
Individuals
250
251
245
251
232
232
245
244
15-64 years
2003
2004
2005
2006
2007
2008
2009
2010

Source: Auditel (1 January – 31 March of each year)

MEDIASET 2010 1Q | Audience Share
24 hours

		Individuals	15-64 yrs
MEDIASET	Generalist (C5+I1+R4)	36.9%	39.8%
	Multichannel FTA (2)	1.4%	1.3%
	Subtotal	**38.3%**	**41.1%**
	Pay TV Channels	2.3%	3.0%
	Total	**40.6%**	**44.1%**
Rai	Generalist (R1+R2+R3)	39.2%	33.9%
	Multichannel FTA (11)	2.7%	3.0%
	Total	**41.9%**	**36.9%**

Source: Auditel (1 January – 31 March 2010); Pay TV Channels, Company elaborations on Auditel data

MEDIASET 2010 1Q | Audience Share
Prime Time

		Individuals	15-64 yrs
MEDIASET	Generalist (C5+I1+R4)	36.9%	39.9%
	Multichannel FTA (2)	1.2%	1.0%
	Subtotal	**38.1%**	**40.9%**
	Pay TV Channels	2.9%	3.4%
	Total	**41.0%**	**44.3%**
Rai	Generalist (R1+R2+R3)	40.9%	36.7%
	Multichannel FTA (11)	2.1%	2.3%
	Total	**43.0%**	**38.9%**

Source: Auditel (1 January – 31 March 2010); Pay TV Channels, Company elaborations on Auditel data


GRUPPO MEDIASET
MEDIASET
Advertising

ITALY 2010 1Q | Advertising market trend

	1Q2010 vs. 1Q2009
Total Market*	**+4.4%**
Mediaset	**+5.3%**
Total Market excluding Mediaset*	**+3.9%**
Rai	+3.2%
Newspapers	+3.5%
Magazines	-10.3%
Radio	+12.6%
Internet	+3.0%

Source: Nielsen (January-March)
* Excluding Cards, Out-of-home, Direct Mail

MEDIASET 2010 1Q | Advertising revenues
Euro ml


+5.2%
645.7
679.4
1Q 2009
1Q 2010


Advertising
MEDIASET
| 8 |

MEDIASET 2010 1Q | Advertising revenues
Euro ml


+7.0% (including Digitalia)
656.1
702.1
1Q 2009
1Q 2010


Advertising
MEDIASET
| 9 |

MEDIASET 2010 1Q | Recovery of Fast Moving Consumer Goods

	1Q 09 vs. 1Q 08	1Q 10 vs. 1Q 09
Food	**-16.2%**	**+14.2%**
FOOD	-14.0%	+20.6%
BEVERAGES	-24.5%	-14.0%
Non-Food	**-14.5%**	**+9.6%**
PERSONAL CARE	-18.2%	+5.3%
HOUSEKEEPING	-24.6%	+10.4%
TOILETRIES	+1.4%	+12.1%
Total Grocery	**-15.6%**	**+12.5%**



MEDIASET 2010 1Q | Advertising Breakdown by Sector

	1Q 09 vs. 1Q 08	1Q 10 vs. 1Q 09
TELECOM	-5.2%	+14.0%
AUTOMOTIVE	-5.8%	+2.7%
FINANCE/INSURANCE	-10.6%	+8.5%

MEDIASET 2010 1Q | Advertising Breakdown by Sector

	1Q 09 vs. 1Q 08	1Q 10 vs. 1Q 09
HOUSEHOLD APPLIANCES	-27.6%	-16.8%
CLOTHING	-23.6%	-13.1%
MEDIA/PUBLISHING	-24.3%	-24.0%



MEDIASET 2010 1Q | Top Investors*
(1Q2010 vs. 1Q2009)


+5.2%
+9.3%
+5.7%
Total
Top 10
Top 30

* Top 2009 Publitalia clients (sales order)



MEDIASET 2010 1Q | New business activity

Active clients	506
New clients	**42**

- Retail
- Clothing
- Pharmaceutical/Health


Advertising
MEDIASET


GRUPPO MEDIASET
MEDIASET
Financials

MEDIASET GROUP 2010 1Q | P&L Highlights

(Euro ml.)	1Q 2009	1Q 2010
Net Consolidated Revenues	952.4	1,119.4
EBITDA	432.4	513.3
EBIT	138.4	199.5
NET PROFIT (Reported)	60.0	92.9
NET PROFIT (Adjusted)*	*63.5*	*95.9*
Group Net Financial Position	(1,316.0)	(1,256.3)

*Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol


Financials
MEDIASET


GRUPPO MEDIASET
MEDIASET
Financials
Italian Business

MEDIASET ITALIAN BUSINESS 2010 1Q | P&L Results

(Euro ml.)	1Q 2009	1Q 2010	% Var
Net Consolidated Revenues	**793.0**	**907.9**	**+14.5%**
Personnel Costs	(108.5)	(110.1)	
Other Operating Costs	(338.4)	(397.1)	
EBITDA	**346.2**	**400.7**	**+15.7%**
Rights Amortisation	(218.8)	(243.3)	
Other Amortisation & Depreciation	(32.6)	(33.9)	
Operating Profit	**94.8**	**123.4**	**+30.2%**
Financial Income (Losses)	(14.2)	(6.7)	
Associates	0.7	-	
Pre-Tax Profit	**81.3**	**116.7**	
Taxes	(31.3)	(49.8)	
NET PROFIT	**47.4**	**65.2**	**+37.5%**

MEDIASET ITALIAN BUSINESS 2010 1Q | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	605.4	(472.4)	133.0
Network Operator	50.8	(50.3)	0.5
Pay TV	214.7	(223.7)	(8.9)
Other Activities	109.6	(105.0)	4.6
Intra-company Eliminations	*(34.2)*	*34.2*	*-*
Adjustments	*(38.6)*	*32.9*	*(5.7)*
TOTAL	907.9	784.4	123.4



MEDIASET ITALIAN BUSINESS 2010 1Q | FTA TV Operations

(Euro ml.)	1Q 2009	1Q 2010
Total Net TV Revenues	**574.7**	**605.4**
TV Advertising Revenues	645.7	679.4
Multichannel Adv. Revenues	2.1	5.4
Commissions	(96.1)	(101.7)
Other TV Revenues	23.1	22.4
Total TV Costs	**(480.4)**	**(472.4)**
Personnel	(89.9)	(91.2)
TV Operating Costs	(212.1)	(215.4)
TV Rights Amortisations	(150.4)	(139.5)
Other A&D	(13.9)	(9.8)
Net Intra-company Items	*(14.0)*	*(16.5)*
FTA TV Operating Profit	**94.3**	**133.0**
margin	*16.4%*	*22.0%*

MEDIASET ITALIAN BUSINESS 2010 1Q | Network Operator

(Euro ml.)	1Q 2009	1Q 2010
Total Net Revenues	**58.8**	**50.8**
3° Party DVB-T/DVB-H Revenues	25.5	15.1
Other Revenues	1.7	1.5
Net intra-company Items	*31.5*	*34.2*
Total Costs	**(46.0)**	**(50.3)**
Personnel	(9.2)	(9.1)
Other Operating Costs	(23.7)	(25.7)
Other Amortisation & Depreciation	(13.1)	(15.6)
Network Operator Operating Profit	**12.8**	**0.5**


Financials
MEDIASET

MEDIASET PREMIUM | Active Clients


4,245,000
4,143,000
3,725,000
3,382,000
3,276,000
2,911,000
2009-10 Season
2008-09 Season
1 Jul
31 Dec
31 Mar
7 May

Source: Company data, until 7 May 2010



MEDIASET ITALIAN BUSINESS 2010 1Q | Pay TV

(Euro ml.)	1Q 2009	1Q 2010
Total Net Pay TV Revenues	**138.9**	**214.7**
Pay TV Revenues	72.2	115.1
Advertising Revenues	7.3	16.7
Other Revenues	60.5	85.3
Commissions	(1.0)	(2.4)
Total Pay TV Costs	**(152.9)**	**(223.7)**
Personnel	(3.1)	(4.4)
Other Operating Costs	(63.6)	(95.2)
Rights Amortisations and Other D&A	(69.9)	(107.5)
Net intra-company items	*(16.4)*	*(16.5)*
Pay TV Operating Profit	**(14.0)**	**(8.9)**



MEDIASET ITALIAN BUSINESS 2010 1Q | Other Activities

(Euro ml.)	1Q 2009	1Q 2010
Total Net Revenues	**108.2**	**109.6**
Medusa/Taodue 3° Party revenues	25.6	27.6
Medusa/Taodue intra-company revenues	*56.0*	*38.5*
Multimedia	7.3	6.5
Mediashopping	10.2	27.5
Other Non-TV Revenues	9.0	9.5
Total Costs	**(90.1)**	**(105.0)**
Personnel	(6.2)	(5.4)
Other Operating Cost	(48.6)	(65.1)
Right Amortisations and other D&A	(32.8)	(32.5)
Intra-company Items	*(2.5)*	*(2.0)*
Other Activities Operating Profit	**18.1**	**4.6**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS 2010 1Q | Investments


1Q 2009
1Q 2010
(Euro ml.)
TV rights and cinema
164.6
153.2
Pay TV rights
53.5
34.4
DTT
6.8
4.2
Technical & immaterial
12.6
10.4
237.5
Total Investments
202.1

MEDIASET ITALIAN BUSINESS 2010 1Q | Cash Flow Statement

(Euro ml.)	1Q 2009	1Q 2010
Initial Net Financial Position (01/01)	(1,345.8)	(1,396.0)
Cash Flow from Core Activities	66.5	197.9
Cash Flow from Operations	304.8	361.4
Investments	(237.5)	(202.1)
Disinvestments	0.7	0.4
Change in Net Working Capital (CNWC)	(1.6)	38.1
Equity (Investments)/Disinvestment	(1.4)	8.9
Free Cash Flow	65.1	206.8
Cashed in Dividends	-	24.8
Change in Equity	-	-
Total Net Cash Flow	65.1	231.6
Final Net Financial Position (31/03)	(1,280.7)	(1,164.4)
Group Net Financial Position (31/03)	(1,256.3)	(1,316.0)


TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides


MEDIASET
| 27 |

TELECINCO 2010 1Q | P&L Results

(Euro ml.)	1Q 2009	1Q 2010
Net Consolidated Revenues	**159.7**	**212.0**
Personnel Costs	(20.4)	(19.2)
Other Operating Costs	(53.0)	(80.2)
EBITDA	**86.2**	**112.6**
Amortisation & Depreciation	(42.5)	(36.5)
EBIT	**43.7**	**76.1**
Financial Income (Losses)	0.0	1.6
Associates	(11.6)	(11.3)
Pre-Tax Profit	**32.1**	**66.4**
Taxes	(5.2)	(10.0)
NET PROFIT Reported	**29.3**	**58.9**
NET PROFIT Adjusted*	**33.4**	**62.4**

*Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2010 1Q | Investments


(Euro ml.)
1Q 2009
1Q 2010
TV rights
54.9
52.2
Co-production & Distribution
1.7
5.2
Tangible & Intangible Fixed Assets
0.5
0.4
57.1
Total Investments
57.8

TELECINCO 2010 1Q | Cash Flow Statement

(Euro ml.)	1Q 2009	1Q 2010
Initial Net Financial Position (01/01)	(25.9)	(156.0)
Free Cash Flow	**55.8**	**75.5**
Cash Flow from Operations	79.3	105.5
Investments	(57.1)	(57.8)
Change in Net Working Capital (CNWC)	33.6	27.9
Change in Equity	(2.6)	0.1
Equity (Investments)/Disinvest.	(2.9)	(22.6)
Cashed in Dividends	-	(48.4)
Treasury Shares	-	-
Total Net Cash Flow	**50.3**	**4.5**
Final Net Financial Position (31/03)	**24.4**	**(151.5)**

MEDIASET GROUP 2010 1Q | Net Profit Adjustment

(Euro ml.)	1Q 2009	1Q 2010
NET PROFIT (Reported)	**60.0**	**92.9**
Edam Adjustments from Telecinco	4.1	3.6
Telecinco Minorities	(2.0)	(1.7)
Net Edam PPA Adjustment	1.4	1.2
Adjusted NET PROFIT	**63.5**	**95.9**



Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: investor.relations@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.


MEDIASET

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RECEIVED

2010 JUN -2 A 9:-0



Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

QUARTERLY REPORT TO MARCH 31, 2010

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the first quarter of fiscal 2010 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A as well as being published on the website www.mediaset.it.

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MEDIASET GROUP


MEDIASET

QUARTERLY REPORT AS AT 31 MARCH 2010

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share Capital Euros 614,238,333.28 fully paid up

Tax Code, VAT number and inscription number in the
Milan Enterprises Register: 09032310154

Website: www.mediaset.it

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TABLE OF CONTENTS

Corporate Bodies 1
Financial Highlights 2

Foreword 3

Interim Report on Operations 3
Outstanding events and operations in the third quarter 7
Analyses of results by geographical areas and activity segments 8
Economic Results 8
Consolidated Balance Sheet and Cash Flow Statement 19
Workforce 22
Transactions with related parties 22
Events after 31 March 2010 23
Foreseeable evolution of operations 24

Consolidated accounting tables and explanatory notes 25
Consolidated accounting tables 26
Explanatory notes 32

CORPORATE BODIES

Board of Directors	**Chairman**	Fedele Confalonieri
	Vice Chairman	Pier Silvio Berlusconi
	Managing Director	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Niccolò Querci Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Controls Committee		Carlo Secchi (*Chairman*) Alfredo Messina Attilio Ventura
Compensation Committee		Bruno Ermolli *(Chairman)* Paolo Andrea Colombo Attilio Ventura
Corporate Governance Committee		Attilio Ventura *(Chairman)* Paolo Andrea Colombo Carlo Secchi
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Active Auditors	Francesco Vittadini Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio Antonio Marchesi
External Auditing Company		Reconta Ernst & Young S.p.A.

Mediaset Group: Financial Highlights

Main Income Statement Data

2009 full year			1Q 2010		1Q 2009	
mio €	%		mio €	%	mio €	%
3,882.9	100%	Total net Revenues (1)	1,119.4	100%	952.4	100%
3,228.8	83.2%	Italy (1)	907.9	81.1%	793.0	83.3%
656.3	16.9%	Spain	212.0	18.9%	159.7	16.8%
601.5	100%	Operating Profit (1)	199.5	100%	138.4	100%
478.7	79.6%	Italy (1)	123.4	61.9%	94.8	68.5%
122.8	20.4%	Spain	76.1	38.1%	43.7	31.6%
601.5	15.5%	Group Operating Profit (EBIT) (1)	199.5	17.8%	138.4	14.5%
448.4	11.5%	Profit before Tax and Minority Interest (1)	183.2	16.4%	113.4	11.9%
272.4	7.0%	Group Net Profit	92.9	8.3%	60.0	6.3%

Main Balance Sheet and Financial Data

31st December 2009		31st March 2010	31st March 2009
mio €		mio €	mio €
4,090.3	Net Invested Capital	3,977.9	4,084.6
2,583.3	Total Net Shareholders' Equity	2,661.9	2,828.3
2,331.8	Net Group shareholders' Equity	2,447.6	2,541.1
206.5	Minorities Shareholders' Equity	214.3	287.2
(1,552.0)	Net Financial Position	(1,316.0)	(1,256.3)
1,627.2	Operating Cash Flow	466.9	384.1
1,319.4	Investments	260.0	294.5
431.8	Dividens paid by the Parent Company	-	-
102.8	Dividens paid by Subsidiares	23.6	-

Personnel

2009 full year			1Q 2010		1Q 2009	
	%			%		%
5,834	100.0%	Mediaset Group Personnel (headcount)	5,759	100.0%	6,324	100.0%
4,727	81.0%	Italy	4,656	80.8%	5,175	81.8%
1,107	19.0%	Spain	1,103	19.2%	1,149	18.2%
6,095	100.0%	Mediaset Group Personnel (average)	5,794	100.0%	6,346	100.0%
4,956	81.3%	Italy	4,689	80.9%	5,190	81.8%
1,139	18.7%	Spain	1,105	19.1%	1,156	18.2%

Main Indicators

2009 full year		1Q 2010	1Q 2009
15.5%	Operating Profit/Net Revenues	17.8%	14.5%
14.8%	Italy	13.6%	12.0%
18.7%	Spain	35.9%	27.3%
15.5%	EBIT/Net Revenues	17.8%	14.5%
11.5%	Pre-Tax and Minority Interest/Net Revenues	16.4%	11.9%
7.0%	Net Profit/Net Revenues	8.3%	6.3%
0.24	Earning per Share (EUR)	0.08	0.05
0.22	Diluted Earning per Share (EUR)	0.08	0.05

(1) Revenues and Costs of the first quarter of 2009 relative to assets disposed of at 30 June 2009 reclassified, pursuant to the IFRS 5, separately in the ***net result of the discontinued assets****.*



FOREWORD

This Interim Report on Operations at 31 March 2010, hereinafter the "Quarterly Report", was drawn up pursuant to article 154, part three, of the Legislative Decree 58/1998 and its successive changes and to the Consob Communication number DEM/8041082 of 30 April 2008 and prepared in conformity with the IAS/IFRS (International Accounting Standards/International Financial Reporting Standards) that are applicable pursuant to EC Regulation number 1606/2002 of the European Parliament and Council of 19 July 2002 and specifically with IAS 34 – *Interim Financial Reporting.*

The structure and content of the reclassified accounting tables contained in the Interim Report on Operations and the mandatory accounting schemes included in this Report are in line with those produced at the time of the Annual Report.

The explanatory notes have been drawn up in conformity with the minimum contents laid down by *IAS 34 – Interim Financial Reporting.* Therefore, the informational contents of this Report are not the same as those for a fully completed set of Financial Statements, drawn up pursuant to IAS 1.

Lastly, it is highlighted that, as already took place in the preceding Interim Reports and in the Consolidated Financial Statements 2009, the Income Statement tables relative to the first quarter of 2009 were reclassified, in line with the measures laid down by the IFRS 5 – *Non-current Assets held for sale and Discontinued Operations,* showing separately, in the item *Net Result of Discontinued Assets,* the revenues and costs of the operational assets of the multiplex cinemas that went out of the consolidation area starting from 30 June 2009.

This Quarterly Report has not been the subject of an audit by the external Auditing Company.

INTERIM REPORT ON OPERATIONS AT 31 MARCH 2010

Summary of Group Results

In the first three months of the current year, in a general economic context where the timeframes and the size of the turnaround remain extremely uncertain, there have taken place, however, above all in Italy the first signs of a turnaround in the advertising market. Benefiting from this greater dynamism the Group, which in the same period of the previous year had been very negatively impacted by the most acute stage of the world economic crisis, has achieved in both its geographical markets significant increases in the advertising intake and, consequently, a decisive growth in its financial results for the period, as summarised below:

- ***Consolidated Net Revenues*** reached ***1,119.4 million Euros***, increasing by ***17.5%.***
- ***The Operating Result (EBIT)*** amounted to ***199.5 million Euros,*** with an increase of 44.1% compared to the 138.4 million Euros recorded in the first quarter of the previous year. The ***operating profitability*** arrived at **17.8%,** compared to the 14.5% recorded in the same period of 2009.
- The ***profit earned from the functioning assets, before taxes and the amount belonging to minorities,*** amounted to ***183.2 million Euros*** compared to the 113.4 million Euros at 31 March 2009, also benefiting from the notable reduction of the financial charges.
- The ***net profit belonging to the Group*** amounted to ***92.9 million Euros***, increasing by 54.9% compared to the 60.0 million Euros of the first quarter 2009.

- The ***net consolidated financial position*** went from –1,552.0 million Euros at 31 December 2009 to ***–1,316.0 million Euros*** at 31 March 2010 due to the notable free cash flow generated in the period of ***273.3 million Euros***, growing considerably compared to the 122.5 million Euros for the same period of 2009.

Trend of operations by geographical area: Italy

- In the first three months of 2010 the ***Consolidated Net Revenues*** from the Group's activities in Italy reached 907.9 million Euros, recording a growth of 14.5% compared to the same period of the previous year, due both to the higher advertising revenues and to those relative to the activity of Mediaset Premium.
- The **gross advertising revenues** on the Mediaset network amounted to 679,4 million Euros, recording a growth of 5.2% compared to the same period of the previous year. The figure relative to the overall advertising intake, also including the sale of advertising space on other means in concession from the Group, mainly consisting of the other digital television channels both free to air and pay TV, recorded in the same period a higher growth rate of 6.6%. This trend, after five consecutive quarters with negative changes in the advertising intake on the generalist channels of the Group compared to the previous twelve months, reflects the start up of a phase of greater vivacity by advertising investors and which progressively grew during the quarter. In this context the performances of the concessionaires of the Group are in any case, yet again, decidedly stronger compared to the progress of the rest of the market. Based on the data estimated by *Nielsen* relative to the first two-month period, the overall advertising investments have actually recorded in that period a growth rate of 3% compared to the same period of 2009, while the terrestrial television segment increased by 4.5%, which does, however, go down to +1.2% excluding Mediaset's contribution to it.
- ***The total television costs,*** in line with the trends that have by now become structural in the Group, which in the average of the last few years have always been lower than inflation and with the goal of limiting them also set for this current year, they have reduced by ***-1.7%*** compared to the total recorded in the first quarter 2009, without prejudicing the audience results of the networks.
- The characteristic revenues of ***Mediaset Premium*** (including the sale of pre-paid card, recharging cards and Easy Pay subscriptions) have recorded a significant growth, going from 72.2 million Euros for the first quarter 2009 to **115.1** million Euros in that of 2010. The active cards at 31 March 2010 were about 4.1 million compared to the 3.7 at 31 December 2009 and about 3.3 million for the same period of the previous year, these latter expire next 30 June.
- The Operating Result ***(EBIT)*** for the total Italian activities amounted to ***123.4 million Euros***, compared to the 94.8 million Euros at 31 March 2009. The ***operating profitability***, at the end of the first three months was ***13.6%*** compared to the 12.0% of 2009.

The ***total audience*** during the 24-hour period in the first three months of 2010 was 10 million and 730 thousand persons, with an increase of 0.8% compared to the same period of 2009. The total audience growth was relative to the adult public (+1.5% for those over 35) and children (+3,8%). The was growth of Day Time (+1.3%) and Late Evening (+1.2%), while Prime Time dropped (-1.5%).

The Mediaset Networks, in the period being looked at, achieved 36.8% of share in the 24-hour period and in Day Time and 36.9% in Prime Time. Considering the contributions of the networks viewable in DTT both free and pay TV (Boing, Iris and Premium Calcio), the total share of the Mediaset networks reached 38.8% in the 24-hour period and 39.5% in Prime Time.

In detail the results that were achieved by the individual networks, in the period that is being looked at, were the following:

(Source: Auditel)

31st March 2010	Individuals			Commercial Target		
	24 hours	Prime Time	Day Time 7:00-2:00	24 hours	Prime Time	Day Time 7:00-2:00
	20.4%	20.4%	20.4%	22.3%	22.9%	22.1%
	8.9%	8.8%	8.9%	10.6%	10.3%	10.7%
	7.5%	7.7%	7.5%	6.9%	6.8%	6.9%
TOTAL GENERALIST NETWORKS	**36.8%**	**36.9%**	**36.8%**	**39.8%**	**40.0%**	**39.7%**
Boing IRIS Calcio	2.0%	2.6%	1.9%	2.1%	2.7%	2.0%
MEDIASET	**38.8%**	**39.5%**	**38.7%**	**41.9%**	**42.7%**	**41.7%**

Regarding the commercial target, the Group maintains the leadership of the three generalist networks in all the time ranges, being ahead of the main competitor in the 24 hour period by 6 points of share and in Prime Time by 3.3 points.

In all the time ranges, Canale 5 confirmed itself as the most viewed network and Italia 1 took third place in front of Rai Due. Between them the couple Canale 5 – Italia 1 is in first place for children of 4 to 14 and young people of 15 to 34.

Regarding the Spring "guarantee" period the Mediaset Networks achieved an audience share of 37.4% in the 24-hour period, of 37.3% in Day Time and of 37.8% in Prime Time.

During the same period Mediaset retained its leadership regarding the commercial target (15-64 years) in all three of the time ranges, compared to its main competitor, achieving 40.8% in Prime Time, 40.4% in the 24-hour period and in Day Time, confirming Canale 5 as the first network and Italia 1 as third in all of the time ranges.


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In the following table there are shown the broadcasted hours of each of the Mediaset networks during the first three months of 2010.

Mediaset Networks - Broadcasted programmes - 1Q 2010

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	108	5.0%	373	17.3%	563	26.1%	1,045	16.1%
Tv Movie	35	1.6%	84	3.9%	33	1.5%	152	2.3%
Mini-series	49	2.3%	-	0.0%	37	1.7%	86	1.3%
Telefilm	119	5.5%	527	24.4%	677	31.3%	1,323	20.4%
Tv Romance	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Sit-com	9	0.4%	175	8.1%	34	1.6%	217	3.3%
Soap	64	3.0%	-	0.0%	28	1.3%	92	1.4%
Telenovelas	-	0.0%	5	0.2%	100	4.6%	104	1.6%
Cartoons	-	0.0%	300	13.9%	-	0.0%	301	4.6%
Total TV Rights	**384**	**17.8%**	**1,464**	**67.8%**	**1,472**	**68.1%**	**3,320**	**51.2%**
News	406	18.8%	208	9.6%	226	10.5%	840	13.0%
Information programmes	366	16.9%	63	2.9%	65	3.0%	494	7.6%
Sport programmes	-	0.0%	22	1.0%	37	1.7%	59	0.9%
Event	2	0.1%	15	0.7%	6	0.3%	23	0.4%
Entertainment:	946	43.8%	292	13.5%	234	10.8%	1,472	22.7%
soft entertainment	*498*	*23.1%*	*222*	*10.3%*	*56*	*2.6%*	*775*	*12.0%*
talk show	*94*	*4.4%*	*-*	*0.0%*	*-*	*0.0%*	*94*	*1.5%*
music	*8*	*0.4%*	*2*	*0.1%*	*8*	*0.4%*	*18*	*0.3%*
quiz-game-show	*102*	*4.7%*	*42*	*1.9%*	*-*	*0.0%*	*144*	*2.2%*
reality	*117*	*5.4%*	*-*	*0.0%*	*-*	*0.0%*	*117*	*1.8%*
soft news	*127*	*5.9%*	*26*	*1.2%*	*170*	*7.9%*	*323*	*5.0%*
Culture	10	0.5%	47	2.2%	41	1.9%	98	1.5%
Teleshopping	46	2.1%	49	2.3%	79	3.7%	175	2.7%
Total in-house productions	**1,776**	**82.2%**	**696**	**32.2%**	**688**	**31.9%**	**3,161**	**48.8%**
Total	**2,160**	**100.0%**	**2,160**	**100.0%**	**2,160**	**100.0%**	**6,480**	**100.0%**

Trend of operations by geographical area: Spain

- At 31 March 2010, the ***Consolidated Net Revenues of the Telecinco Group*** reached ***212.0 million Euros,*** recording an increase of 32.8%, compared to the same period of the previous year.
- The ***television advertising revenues*** arrived at ***194.2 million Euros,*** recording a growth of *30.0%*, compared to those achieved in the same period of 2009. Obviously, this result is being compared with an extremely negative period such as the first quarter of the year and it reflects the impacts on the Spanish advertising market, as a result of the entry into force of the Law 8/2009, which, from 2010 impedes the public TV broadcaster RTVE from selling advertising space in its programs.
- The Operating Result amounted to ***76.1 million Euros***, compared to the ***43.7 million Euros*** for the same period of 2009, with an ***operating profitability*** amounting to *35.9%* compared to the 27.3% of 2009, which is confirmed as being among the highest among the European television groups.
- The television offer of the Telecinco Group, also including the channels La Siete and Factoria De Ficcion, ended the first quarter of 2010 with an average ***audience share*** on total viewers in the 24-hour period of 16.8%, ahead of Antena 3 (15%) and confirming itself the leader among the commercial television broadcasters for the period. Also in

Prime Time, Telecinco holds the national leadership among the private broadcasters recording an average share of 16.3% ahead of Antena 3 by 1.4 points.

- Regarding the ***commercial target***, Telecinco achieved 17.8% in the 24-hour period with 2.1 points of share ahead of Antena 3 and maintaining itself as the leader among the private television networks.

(Source: Sofres)

5 F. 7	AUDIENCE SHARE AS AT 31ST MARCH 2010	
	Individuals	**Commercial Target**
24 hours	16.8%	17.8%
Prime Time	16.3%	16.7%
Day Time	17.0%	18.3%

The free channels offered by Telecinco on digital terrestrial, *La Siete* (7) and *Factoria De Ficcion* (FDF), at 31 March 2010 each obtained an audience of 1% in the 24-hour period, doubling it compared to the number at March 2009.

The following table shows the contents of the programmes broadcast by Telecinco during the first quarter of the year and it highlights, compared to the same period of the previous year, the further growth of the self-produced part of them.

Telecinco Broadcasted contents (hours)	1Q 2010		1Q 2009		Changes	
Film	104	4.8%	157	7.3%	(53)	-33.8%
TV Movies, Mini-series and Telefilm	95	4.4%	131	6.1%	(36)	-27.5%
Cartoons	77	3.6%	49	2.3%	28	57.1%
Total TV Rights	**276**	**12.8%**	**337**	**15.6%**	**(61)**	**-18.1%**
Quiz-game-show	456	21.1%	511	23.7%	(55)	-10.8%
Sport	10	0.5%	23	1.1%	(13)	-56.5%
Documentaries and others	1,029	47.6%	665	30.8%	364	54.7%
News	323	15.0%	396	18.3%	(73)	-18.4%
Fiction	55	2.5%	228	10.6%	(173)	-75.9%
Others	12	0.6%	-	0.0%	12	0.0%
Total in-house productions	**1,884**	**87.2%**	**1,823**	**84.4%**	**61**	**3.3%**
Total	**2,160**	**100.0%**	**2,160**	**100.0%**	**-**	**0.0%**

Outstanding events and operations during the first quarter

On **21 January 2010**, there was finalised the placement of the unrated **bond issue**, which was reserved only for qualified investors for a nominal overall amount of rated 300 million Euros, with a duration of 7 years, resolved upon by the Board of Directors of Mediaset S.p.A. on 15 December 2009. The value of the actual requests amounted to about 1.3 billion Euros, which was more than 4 times that of the bonds offered. The placement operation was handled by Banca IMI, BNP Paribas and Deutsche Bank, as joint lead managers. The bond issue, traded on the Luxembourg Stock Exchange, had the following characteristics:

- single denomination of EUR50,000 and multiples of EUR1,000 up to EUR99,000;
- maturity date: 1 February 2017;
- annual gross coupon: 5%;
- issue price: 99.538%.

This bond issue will enable the Mediaset Group to extend the average due dates of its debt.

Analyses of the results by geography and activities

Below there are given the analyses of the Consolidated Income Statement, Balance Sheet and Financial Situation, showing separately the contributions made to the Group results by the two geographical activity areas of Italy and Spain, as well as the breakdown of the revenues and the operating results of the main business activity segments that are included in these areas.

The form and contents of the tables of the Income Statement, Balance Sheet and Financial Situation that are shown below are the same as those that were given in the Report on Operations of the Yearly Consolidated Financial Statements and, therefore, they are shown in a reclassified format compared to those contained in the successive Financial Statement Tables, for the purpose of highlighting some interim levels of the results and the Balance Sheet and Financial Situation groupings that are believed to be the most significant ones, in order to be able to truly understand the operating performances of the Group and its individual Business Units. For these balances, even if they are not foreseen by the *EU GAAP*, there are also supplied, in conformity with the indications contained in the Consob Communication number 6064293 of 28 July 2006 and in the Recommendation of the CESR (Committee of European Securities Regulators) of 3 November 2005 (CESR/o5-178b) regarding alternative performance indicators, i.e. "*Non GAAP Measures*", the descriptions of the criteria used in preparing them and the appropriate notes regarding the references for the items contained in the obligatory tables.

The Income Statement information and that relative to the funds flow statement and financial position is given for the first quarters of 2010 and 2009. The Balance Sheet information is supplied for the relative situations at 31 March 2010 and at 31 December 2009.

Financial results

In the following Consolidated Income Statement table by type there are shown the interim results relative to the *gross operating margin (EBITDA – Earnings Before Income Tax, Depreciation and Amortisation)*, to the *Operating result from normal operations* and to the *Operating Result (EBIT - Earnings Before Income Tax)*.

EBITDA is the difference between the *Consolidated net revenues* and the *operating costs*, gross of the non-monetary costs relative to Depreciation, Amortisation and Write-downs, net of any reinstatement of the values, of both current and non-current assets.

The Operating Result *(EBIT)* is obtained by deducting from the *EBITDA* the non-monetary costs relative to *Depreciation, Amortisation and Write-downs*, net of any reinstatement of the values, of both current and non-current assets.

As already pointed out in the preceding Reports the valuation, using the net equity method, of the equity investment of 33.3% in Edam is posted by geographical segment into the Income Statement of the Spain Area, because this equity investment is owned by Mediacinco Cartera, a company that is consolidated, on a line-by-line basis, into Gestevision Telecinco.

(values in million Euros)

Mediaset Group: Income statement

2009 full year		1st Quarter 2010	1st Quarter 2009
3,882.9	**Total consolidated net revenues**	**1,119.4**	**952.4**
507.6	Personnel expenses	129.3	128.9
1,593.3	Purchases, services, other costs	476.9	391.1
2,100.9	**Operating costs**	**606.2**	**520.1**
1,782.0	**EBITDA**	**513.3**	**432.4**
1,026.8	Rights amortisations	278.4	259.0
153.8	Other amortisations and depreciations	35.3	34.9
1,180.6	**Amortisations and depreciations**	**313.8**	**293.9**
601.5	**EBIT**	**199.5**	**138.4**
(28.8)	Financial income/(losses)	(5.0)	(14.2)
(124.4)	Income/(expenses) from equity investments	(11.3)	(10.9)
448.4	**EBT**	**183.2**	**113.4**
(142.5)	Income taxes	(59.8)	(36.3)
305.8	**Net profit from continuing operations**	**123.4**	**77.1**
(0.6)	Net profit from discontinued operations	-	0.5
(32.8)	Minority interests in net profit	(30.5)	(17.6)
272.4	**Mediaset Group net profit**	**92.9**	**60.0**

In the following table there are shown some significant components of the Group Income Statement, expressed as percentages of the consolidated net revenues.

2009 full year		1st Quarter 2010	1st Quarter 2009
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
54.1%	Operating costs	54.2%	54.6%
45.9%	**EBITDA**	**45.8%**	**45.4%**
30.4%	Amortisation, depreciation and write-downs	28.0%	30.9%
15.5%	**EBIT**	**17.8%**	**14.5%**
11.5%	**EBT**	**16.4%**	**11.9%**
7.0%	**Mediaset Group net profit**	**8.3%**	**6.3%**
31.8%	Tax rate (EBT %)	32.6%	32.0%

There follows below an analysis of the Income Statement showing separately at operational level the financial contributions generated of the two geographical areas Italy and Spain. It is highlighted that in order to show the summarised contribution to the Group results in the two geographical areas the Income Statement is shown already net of the amount relative to the dividends received from Gestevision Telecinco.

Analyses by geographical areas: Italy

Below there is shown the Summarised Income Statement of the Mediaset Group, relative to the domestic activities:

(values in million Euros)

Italy: Income statement

2009 full year		1st Quarter 2010	1st Quarter 2009
3,228.8	**Total consolidated net revenues**	**907.9**	**793.0**
426.7	Personnel expenses	110.1	108.5
1,311.9	Purchases, services, other costs	397.1	338.4
1,738.6	**Operating costs**	**507.2**	**446.9**
1,490.2	**EBITDA**	**400.7**	**346.2**
865.3	Rights Amortisations	243.3	218.8
146.2	Others amortisations and depreciations	33.9	32.6
1,011.5	**Amortisations and depreciations**	**277.2**	**251.4**
478.7	**EBIT**	**123.4**	**94.8**
(32.0)	Financial income/(losses)	(6.7)	(14.2)
(1.2)	Income/(expenses) from equity investments	(0.0)	0.7
445.5	**EBT**	**116.7**	**81.3**
(166.7)	Income taxes	(49.8)	(31.1)
278.9	**Net profit from continuing operations**	**66.9**	**50.2**
(0.6)	Net profit from discontinued operations	-	0.5
(9.2)	Minority interests in net profit	(1.8)	(3.3)
269.0	**Mediaset Group net profit**	**65.2**	**47.4**

In the following table there are shown some significant components of the Income Statement, expressed as percentages of the Consolidated Net Revenues.

2009 full year		1st Quarter 2010	1st Quarter 2009
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
53.8%	Operating costs	55.9%	56.4%
46.2%	**EBITDA**	**44.1%**	**43.7%**
31.3%	Amortisation, depreciation and write-downs	30.5%	31.7%
14.8%	**EBIT**	**13.6%**	**12.0%**
13.8%	**EBT**	**12.9%**	**10.3%**
8.3%	**Mediaset Group net profit**	**7.2%**	**6.0%**
37.4%	Tax rate (EBT %)	42.7%	38.3%

In the following tables there are shown, for the two comparable periods, the contribution to the Revenues and to the Operating Result of the activities in Italy, at ***activity segments*** level, identified based on the characteristics of the products and services offered and of the active and/or internal reference markets and also taking into account their quantitative relevance.

The segments that are shown in the tables are the following ones:

- ***TV Free To Air***, which is the Group's traditional *core business* and includes the activities relative to the advertising intake and the creation of the programme schedules of the three national generalist networks and the owned Free to Air channels that are transmitted using DTT technology.

- ***Mediaset Premium,*** relative to the television programmes and events, offered on a payment basis, which are identified with the brand of the same name.
- ***Network Operator***, which is the activities linked to the managing of the transmission networks, used for the transporting and broadcasting of the analogical signal of the owned Free to Air channels and of the transmission platforms using DTT, i.e. *multiplex*, including the network that is open to the leading mobile phone operators to be used as a vehicle for the offer of DTT on a mobile basis using DVB-H technology.
- ***Other activities*** that are ancillary to the main one, such as multimedia, non-television advertising concessions, *teleshopping*, publishing activities, licensing and merchandising, movie distribution, which is headed by Medusa Film S.p.A., and the production and commercialising of movies, mini-series and television fiction, headed by TaoDue S.r.l. As already highlighted the activities regarding the management of multiplex cinemas that in the Quarterly Report at 31 March 2009 were previously included within these types of activities, due to their having been sold on 30 June, have been reclassified into the item called *Net result of discontinued activities*.

Revenues	**1st Quarter**			
Business segments breakdown	**2010**	**2009**	*EUR mln*	*%*
Free-to-air tv	605.4	574.7	30.7	*5.3%*
Mediaset Premium	214.7	138.9	75.8	*54.6%*
Network Operator	50.8	58.8	(8.0)	*-13.6%*
Other	109.6	108.2	1.4	*1.3%*
Infra-segment Eliminations	(72.7)	(87.6)	14.9	*17.0%*
Total	**907.9**	**793.0**	**114.8**	***14.5%***

Operating Profit	**1s Quarter**			
Business segments breakdown	**2010**	**2009**	*EUR mln*	*%*
Free-to-air tv	133.0	94.3	38.8	*41.1%*
Mediaset Premium	(8.9)	(14.0)	5.1	*36.2%*
Network Operator	0.5	12.8	(12.3)	*-96.2%*
Other	4.6	18.1	(13.5)	*-74.8%*
Infra-segment Eliminations and Adjustments	(5.7)	(16.3)	10.5	*64.9%*
Total	**123.4**	**94.8**	**28.6**	***30.2%***

The Revenues and the Results for each segment are shown gross of the intra-segment transactions, which are shown separately in the abovementioned reconciliation tables. These transactions are relative to the selling of assets and to the evaluation of services rendered, or received, between the differing business units.

Specifically, the *intra-segment transactions* mainly refer to the following items:

- Revenues generated by the Network Operator business unit, relative to the exploitation of the usage of the analogical transmission network by the free to air channels and of the transmission capacity of the DTT multiplexes, which are used for

transmitting Mediaset Premium, and of the free to air channels transmitted in DTT mode.

- The internal revenues and margins, which are the subject of adjustments at the time of consolidation, generated by the sale by Medusa Film and Taodue, respectively, business units that are included among the *Other activities*, of the exploitation of the *free to air* or *pay-tv* rights and of television films and fiction.

In the following analysis there are shown the Income Statement tables for each one of the individual activity segments.

(values in million Euros)

Free to Air	**1st Quarter 2010**	**2009**	**Changes EUR m**	*% changes*
Mediaset Networks gross advertising revenues	679.4	645.7	33.7	5.2%
Multichannell gross advertising revenues	5.4	2.1	3.3	*n.s.*
Other television revenues	22.4	23.1	(0.7)	-3.1%
Agency discounts	(101.7)	(96.1)	(5.6)	-5.8%
Total Revenues	**605.4**	**574.7**	**30.7**	**5.3%**
Personnel costs	91.2	89.9	1.2	1.4%
Operating costs	215.4	212.1	3.3	1.5%
TV Rights amortisations	139.5	150.4	(10.9)	-7.2%
Other amortisations and depreciations	9.8	13.9	(4.1)	-29.3%
Intra-segment operating costs	16.5	14.0	2.4	17.3%
Total costs	**472.4**	**480.4**	**(8.1)**	**-1.7%**
Operating Profit	**133.0**	**94.3**	**38.8**	**41.1%**
% on revenues	***22.0%***	***16.4%***		

The higher result of the ***TV Free to air*** Business Unit mainly reflects the positive change in the advertising intake, already commented on previously. As well as this trend there was also recorded a reduction of –1.7% of the total television costs, inclusive of amortisation, depreciation and write-downs.

It is highlighted that the item *Other revenues from television activity*, includes intra-segment revenues amounting to 0.7 million Euros (1.2 million Euros for the same period of 2009). The *intra-segment costs* of the *TV Free to Air* Business Unit, on the other hand, mainly refer to the usage of the transmission network, net of the values gained for the usage of editorial contents, services and technical infrastructures that were supplied to other Business Units.



(values in million Euros)

Mediaset Premium	1st Quarter 2010	2009	Changes EUR m	% changes
Smart cards and subscriptions revenues	115.1	72.2	43.0	59.5%
Gross advertising revenues	16.7	7.3	9.5	n.s.
Other revenues	85.3	60.5	24.8	41.0%
Intra-segment revenues	(2.4)	(1.0)	(1.4)	n.s.
Total Revenues	**214.7**	**138.9**	**75.8**	**54.6%**
Personnel costs	4.4	3.1	1.4	44.0%
Operating costs	95.2	63.6	31.6	49.7%
Other amortisations and depreciations	107.5	69.9	37.6	53.8%
Intra-segment operating costs	16.5	16.4	0.2	1.1%
Total costs	**223.7**	**152.9**	**70.7**	**46.2%**
Operating Profit	**(8.9)**	**(14.0)**	**5.1**	**36.2%**
% on revenues	*-4.2%*	*-10.1%*		

The higher revenues of ***Mediaset Premium*** are mainly relative to the revenues from the sales of cards, recharges of them and Easy Pay subscriptions that have reached 115.1 million Euros, compared to the 72.2 million Euros posted to the accounting books in the same period of 2009. In the same period there was also recorded the growth of the other revenues relative to the advertising intake and to the incomes generated by the sale of Mediaset Premium events and contents to other platforms.

The growth trend of the revenues has enabled to reduce the operating loss for the quarter compared to that recorded in the same period of 2009, in a situation of cost dynamics within which there are highlighted the increased amortisation linked to the rights relative to the games of the main Italian clubs for the Serie A football season A 2009-2010, which began starting from the third quarter of 2009 and the higher costs linked to the enlarging of the Gallery offer and to the acquisition of customers because of a higher incidence of the Easy Pay component.

(values in million Euros)

Network Operator	1st Quarter 2010	2009	Changes EUR m	% changes
Revenues towards third parties	15.1	25.5	(10.4)	-40.8%
Other revenues	1.5	1.7	(0.2)	-10.2%
Intra-segment revenues	34.2	31.5	2.6	8.3%
Total Revenues	**50.8**	**58.8**	**(8.0)**	**-13.6%**
Personnel costs	9.1	9.2	(0.2)	-1.7%
Operating costs	25.7	23.7	2.0	8.6%
Other amortisations and depreciations	15.6	13.1	2.4	18.6%
Total costs	**50.3**	**46.0**	**4.3**	**9.4%**
Operating Profit	**0.5**	**12.8**	**(12.3)**	**-96.2%**
% on total revenues	*1.0%*	*21.7%*		



12g3-2(b)

The lower operating result mainly reflects the lack in 2010 of revenues coming from the renting of the digital multiplex allocated to mobile DTT.

(values in million Euros)

Other	**1st Quarter 2010**	**2009**	**Changes EUR m**	*% changes*
Multimedia	6.5	7.3	(0.8)	*-11.2%*
Mediashopping	27.5	10.2	17.3	*n.s.*
Production and distribution towards third parties	27.6	25.6	1.9	*7.5%*
Production and distribution intra-segment	38.5	56.0	(17.5)	*-31.2%*
Other / Eliminations	9.5	9.0	0.5	*5.4%*
Total Revenues	**109.6**	**108.2**	**1.4**	***1.3%***
Personnel costs	5.4	6.2	(0.8)	*-13.1%*
Operating costs	65.1	48.6	16.5	*34.0%*
Other amortisations and depreciations	32.5	32.8	(0.3)	*-1.1%*
Intra-segment operating costs	2.0	2.5	(0.5)	*-18.4%*
Total costs	**105.0**	**90.1**	**14.9**	***16.5%***
Operating Profit	**4.6**	**18.1**	**(13.5)**	***-74.8%***
% on revenues	***4.2%***	***16.7%***		

Within the item *Other revenues* there are included the revenues coming from international advertising concessions and sporting events billboard advertising, from the activity of licensing & merchandising.

The intra-segment revenues are generated by the activity of the distribution of rights relative to the ceding of the exploitation of *Free to Air* or *Pay* TV carried out by Medusa Film and the activity of creating the productions of television films and fiction that are made for sale and television exploitation on the Mediaset networks, which are posted into the accounting books based on their relative stages of completion, carried out by Taodue, a company that has been consolidated starting from the second quarter of 2008.

The reduction of the operating result from the total of these activities, compared to the first quarter of 2009, is mainly due to the lower intra-segment revenues of television rights by the subsidiary Medusa Film. This reduction, during the current quarter, reflects both the results of the previous movie theatre exploitation and a temporary delay due to different time bands of exploitation of tv rights which would be recovered during the remaining part of the year.



Analyses of the results by geographical areas: Spain

Below there is shown the Income Statement of the Spanish activities, which is the same as the consolidated data of the Telecinco Group.

(values in million Euros)

Spain: Income statement

2009 full year		1st Quarter 2010	1st Quarter 2009
656.3	**Total consolidated net revenues**	**212.0**	**159.7**
79.5	Personnel expenses	19.2	20.4
284.9	Purchases, services, other costs	80.2	53.0
364.4	**Operating costs**	**99.4**	**73.5**
291.8	**EBITDA**	**112.6**	**86.2**
161.5	Rights Amortisations	35.1	40.2
7.6	Others amortisations and depreciations	1.4	2.3
169.1	**Amortisations and depreciations**	**36.5**	**42.5**
122.8	**EBIT**	**76.1**	**43.7**
3.2	Financial income/(losses)	1.6	0.0
(123.1)	Income/(expenses) from equity investments	(11.3)	(11.6)
2.8	**EBT**	**66.4**	**32.1**
24.1	Income taxes	(10.0)	(5.2)
27.0	**Net profit from continuing operations**	**56.5**	**26.9**
-	Net profit from discontinued operations	-	-
21.5	Minority interests in net profit	2.4	2.3
48.4	**Mediaset Group net profit**	**58.9**	**29.3**

In the following table some of the most significant components of the Spanish activities Income Statement are expressed as percentages of the Consolidated Net Revenues.

2009 full year		1st Quarter 2010	1st Quarter 2009
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
55.5%	Operating costs	46.9%	46.0%
44.5%	**EBITDA**	**53.1%**	**54.0%**
25.8%	Amortisation, depreciation and write-downs	17.2%	26.6%
18.7%	**EBIT**	**35.9%**	**27.3%**
0.4%	**EBT**	**31.3%**	**20.1%**
7.4%	**Mediaset Group net profit**	**27.8%**	**18.3%**
n.a.	Tax rate (EBT %)	15.0%	16.2%

The following table shows the detail of the revenues of the Telecinco Group, highlighting the most significant components:

(values in million Euros)

	1st Quarter		
	2010	**2009**	**%**
Television advertising revenues	194.2	149.4	30.0%
Other advertising revenues	6.6	2.5	n.s.
Gross advertising revenues	**200.8**	**151.9**	**32.2%**
Agency discounts	(9.6)	(6.7)	-43.1%
Net advertising revenues	**191.2**	**145.2**	**31.7%**
Other revenues	20.8	14.5	43.8%
Total net consolidated revenues	**212.0**	**159.7**	**32.8%**

The progress and trend of the net consolidated revenues reflects the decrease in the ***television advertising revenues***, which has already been referred to, relative both to Telecinco and to the digital channels La Siete and Factoria De Ficcion amounting to *30%*. The ***other gross advertising revenues***, which include the advertising intake relative to the theme channels, to the Internet and to Teletext have recorded a significant increase.

The increase in the ***Other revenues,*** generated by the activities of movie and audiovisual contents distribution and by the incomes from the activities of merchandising and telephone traffic, reflect the good results coming from the distribution of the movie productions "Agora", "Celda 211" and "Spanish Movie" that has compensated for the drop in revenues from the telephone traffic.

	1st Quarter		changes	%
	2010	2009	EUR ml	changes
Operating costs	**135.9**	116.0	19.9	17.1%
Personnel expenses	**19.2**	20.4	-1.2	-6.2%
Purchases, services, other costs	**80.2**	53.0	27.2	51.2%
Rights amortisations	**35.1**	40.2	-5.1	-12.7%
Other amortisations and depreciations	**1.4**	2.3	-0.9	-40.0%

The ***total costs*** of the Telecinco Group recorded and increase of 17.1%, compared to those for the same period of the previous year. It is highlighted that, in the period being looked at, provisions were posted amounting to 3% of the gross advertising invoicing, calculated on the basis of the most prudential interpretation of the Law 8/2009 relative to the financing of Spanish Public Television RTVE. Net of this component and of the other provisions and usages of risks funds that took place during the two periods, the increase in the total costs arrived at 14.7%, a change that was mainly due to the higher costs relative to movie production and to the higher costs relative to the programme schedules of the digital channels.

At 31 March 2010, the Operating Result for the Spain area arrived at **76.1** million Euros, compared to the 43.7 million Euros for the same period of 2009. This very big improvement was due to the new conditions, already referred to, of the advertising market. The ***operating profitability*** was 35.9%, compared to 27.3% for the same period of the previous year.

Below there is given the analysis of the other components of the Income Statement, which has been carried out with reference to the overall Mediaset Group.

	1st Quarter		changes	%
	2010	2009	EUR ml	changes
Financial (income)/losses	**-5.0**	-14.2	9.1	64.4%

The lower financial charges, in the period being looked at, mainly reflects the reduction in the average cost of debt, due to the downward trend of the interest rates within the reference market.

	1st Quarter			
	2010	2009	var. ml/euro	var.%
Income/(expenses) from equity investments	**-11.3**	-10.9	-0.4	-4.0%

The result from equity investments is mainly due to the valuation of the equity investment in Edam that has brought about, in the period being looked at, a financial charge of –11.9 million Euros (-10.9 million Euros in the first three months of 2009). At 31 March 2010 Edam, has achieved Consolidated Net Revenues of 276.9 million Euros and a Gross Operating Margin (*EBITDA*) of 28.2 million Euros.

	1st Quarter		changes	%
	2010	2009	EUR ml	changes
EBT	**183.2**	113.4	69.8	61.5%
Income taxes	-59.8	-36.3	-23.4	-64.5%
Tax Rate (%)	*32.6%*	*32.0%*		
Net profit from discontinued operations	0.0	0.5	-0.5	-100.0%
Minority interests in net profit	-30.5	-17.6	-12.9	-73.6%
Net profit	**92.9**	60.0	32.9	54.9%

The financial result for the period is shown net of the ***Income Taxes,*** according to the reporting criterion that is laid down by IAS 34 and using the tax rate that is forecasted to be applicable at the closing date of the current financial year.

The ***Net result of discontinued activities*** takes in, as is detailed in the following table, the income components, relative to the first quarter of 2009, for the activities regarding the management of multiplex cinemas that were sold on 30 June 2009.

(values in million Euros)

Net result from discontinued operations

	1st quarter 2009
Total consolidated net revenues	**16.2**
Personnel expenses	2.7
Purchases, services, other costs	12.2
Operating costs	**14.9**
EBITDA	**1.3**
Rights Amortisations	-
Others amortisations and depreciations	0.6
Amortisations and depreciations	**0.6**
EBIT	**0.8**
Financial income/(losses)	(0.3)
Income/(expenses) from equity investments	-
EBT	**0.5**
Income taxes	-
Net profit from discontinued operations	**0.5**



Balance Sheet and financial situations

Below there are given the tables of the Group Summary Balance Sheet and by geographical area, shown in a reclassified format for the purpose of highlighting the two macro groupings of ***Net Capital Invested*** and the ***Net Financial Position***, where this latter figure consists of the *Gross Financial Debt* reduced by *Cash and other available liquidity equivalents* and by *Other financial assets*. The details relative to the items in the Financial Statements that form part of the calculation of the *Net Financial Position* are shown in the following explanatory note number 11.

Therefore, these tables differ compared to the Balance Sheet layout that is contained in the obligatory tables of the Financial Statements, which are prepared according to the split between current and non-current assets and liabilities.

Within the item *Equity investments and other financial assets* there are included the assets inserted in the table of the *Balance Sheet and Consolidated Financial Situation* within the items called *Equity investments in affiliated and jointly controlled companies* and in *Other financial assets* limited, for this latter item to the *equity investments* and to the *non-current financial receivables*, with the exclusion of the *financial assets relative to coverage financial derivatives* that are included in the item *Net Working Capital* and *Other Assets/Liabilities.*

The item *Net Working Capital and other assets and liabilities* includes the *current assets,* with the exclusion of the *available liquidity and equivalents* and the *current financial assets* that are included in the *Net Financial Position*, the *assets and liabilities for prepaid and deferred taxes*, the *non-current assets available for sale*, the *funds for risks and charges, the payables to suppliers* and the *taxation payables*.

(values in million Euros)

Balance Sheet Summary	**31/03/2010**	**31/12/2009**
Film and television rights	2,560.9	2,598.0
Goodwill and differences arising from consolidation	512.1	512.1
Other tangible and intangible non current assets	945.4	957.1
Equity investments and other financial assets	261.8	233.8
Net working capital and other assets/(liabilities)	(201.9)	(110.3)
Post-employment benefit plans	(100.4)	(100.4)
Net invested capital	**3,977.9**	**4,090.3**
Group shareholders' equity	2,447.6	2,331.8
Minority interests	214.3	206.5
Total Shareholders' equity	**2,661.9**	**2,538.3**
Net financial position	**(1,316.0)**	**(1,552.0)**



Below there are shown separately, for the periods that are being looked at, the details of the Balance Sheet situations of the two geographical areas of Italy and Spain.

It is highlighted that the Balance Sheet situation relative to the *assets in Italy* includes, in the item ***Equity investments and other financial assets,*** the posted book value of the controlling interest owned in Gestevision Telecinco and the equity investment of 25% owned in Mediacinco Cartera, a company that owns an equity investment of 33.3% in the company Edam, consolidated on a line-by-line basis by Telecinco which, in its turn, owns a controlling interest in it of 75%. These equity investments are washed out during consolidation. Consequently, in the Group Net Equity of the activities in Italy there are included the dividends received from Telecinco, which are not shown in the Income Statement by geographical area.

(values in million Euros)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	31/03/2010	**31/12/2009**	**31/03/2010**	**31/12/2009**
Film and television rights	2,365.6	2,419.1	195.3	178.9
Goodwill and differences arising from consolidation	149.3	149.3	(0.4)	(0.4)
Other tangible and intangible non current assets	875.3	888.6	70.1	68.5
Equity investments and other financial assets	727.5	714.6	183.7	168.7
Net working capital and other assets/(liabilities)	(206.9)	(142.2)	4.8	31.9
Post-employment benefit plans	(100.4)	(100.4)	-	-
Net invested capital	**3,810.4**	**3,929.0**	**453.5**	**447.6**
Group shareholders' equity	2,582.3	2,471.2	309.0	296.8
Minority interests	63.7	61.8	(7.0)	(5.2)
Total Shareholders' equity	**2,646.0**	**2,533.0**	**302.0**	**291.6**
Net financial position	**(1,164.4)**	**(1,396.0)**	**(151.5)**	**(156.0)**

In the following table, the Summarised Balance Sheet situation of the Group at 31 March 2010 is broken down, for the purpose of highlighting the impacts arising from the line-by-line consolidation of Telecinco.

(values in million Euros)

Balance Sheet Summary (geographical breakdown)	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,365.6	195.3		2,560.9
Goodwill and differences arising from consolidation	149.3	(0.4)	363.2	512.1
Other tangible and intangible non current assets	875.3	70.1		945.3
Equity investments and other financial assets	727.5	183.7	(649.4)	261.8
Net working capital and other assets/(liabilities)	(206.9)	4.8	0.1	(201.9)
Post-employment benefit plans	(100.4)			(100.4)
Net invested capital	**3,810.4**	**453.4**	**(286.1)**	**3,977.8**
Group shareholders' equity	2,582.3	309.0	(443.7)	2,447.6
Minority interests	63.7	(7.0)	157.6	214.2
Total Shareholders' equity	**2,646.0**	**301.9**	**(286.1)**	**2,661.8**
Net financial position	**(1,164.4)**	**(151.5)**		**(1,316.0)**



In the following table there is shown the summarised ***financial position*** by geographical areas, for the purpose of being able to evaluate the contribution to the financial movements during the two periods. Also this table is shown in a reclassified format, compared to the layout foreseen by IAS 7, which is used for laying out the obligatory financial position table, highlighting the changes in the Net Financial Position which, for the Group, represents the most significant indicator regarding its ability to be able to face up to its financial obligations.

(values in million Euros)

Mediaset Group - Cash Flow Statement 1st Quarter	Mediaset Group 2010	Mediaset Group 2009	Italy 2010	Italy 2009	Spain 2010	Spain 2009
Net financial position at the beginning of the year	(1,552.0)	(1,371.7)	(1,396.0)	(1,345.8)	(156.0)	(25.8)
Free Cash Flow	273.3	122.5	197.9	66.5	75.5	56.0
- Cash Flow from operating activities (*)	466.9	384.1	361.4	304.8	105.5	79.3
- Investments in fixed assets	(260.0)	(294.5)	(202.1)	(237.5)	(57.8)	(57.1)
- Disposals of fixed assets	2.8	0.9	0.4	0.7	2.3	0.2
- Changes in net working capital and other current assets/liabilities	63.6	32.0	38.1	(1.6)	25.5	33.6
Change in consolidation area	-	-	-	-	-	-
(Re-purchases)/Sales of treasury shares	0.1	(2.8)	-	-	0.1	(2.8)
Share capital issues	-	-	-	-	-	-
Cash changes generated by equity investments	(13.7)	(4.3)	8.9	(1.4)	(22.6)	(2.9)
Dividends received	-	-	24.8	-	-	-
Dividends paid	(23.6)	-	-	-	(48.4)	-
Financial Surplus/Deficit	236.0	115.4	231.6	65.1	4.5	50.3
Net financial position at the end of the period	(1,316.0)	(1,256.3)	(1,164.4)	(1,280.7)	(151.5)	24.4

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The characteristic ***generation of cash*** by the Group, i.e. its ***free cash flow***, amounted to ***273.3 million Euros,*** compared to the 122.5 million Euros for the same period of 2009.

The ***increases in fixed assets*** shown in the above financial position are detailed in the following table:

Investments in fixed assets 1st Quarter	Mediaset Group 2010	Mediaset Group 2009	Italy 2010	Italy 2009	Spain 2010	Spain 2009
Investments in TV and movie theatre rights	(244.4)	(274.5)	(190.6)	(216.8)	(53.8)	(57.8)
Changes in advances on TV rights	(0.5)	(0.1)	3.1	(1.3)	(3.7)	1.2
TV rights: investments and advances	(245.0)	(274.6)	(187.5)	(218.1)	(57.5)	(56.6)
Investments in other fixed assets	(15.0)	(19.9)	(14.6)	(19.4)	(0.4)	(0.5)
Total investments in fixed assets	(260.0)	(294.5)	(202.1)	(237.5)	(57.8)	(57.1)

In the period being looked at, the item ***Equity investments/other financial assets***, mainly includes, the disbursements incurred for the purchases for about 30.2 million Euros of parts of the financial debt of the Endemol Group of the "senior debt" type and the cashing in of the receivable of 17.1 million Euros from British Telecommunications, according to what is contained in the contractual agreements signed in February 2005 relative to the sale of the equity investment in Albacom. In the same period of 2009 there was included in this item the purchase by Medusa Film S.p.A. of 15% of Cinecittà Digital Factory S.r.l. with a disbursement of 0.9 million Euros, while the remainder refers to payments to affiliated companies.

Workforce

The employee ending headcount of the Mediaset Group at 31 March 2010 was ***5,759 people*** (6,324 at 31 March 2009 and 5,834 at 31 December 2009). The reduction, compared to the previous year reflects the impacts of the exit from the consolidation perimeter, on 30 June 2009, of the company Medusa Cinema and Medusa Multicinema, which had, at 31 March 2009, 404 people. The employees of these companies are taken into account in the average manpower numbers for the first quarter of 2009.

The following tables show the changes in the employee numbers split between the two geographical areas:

Number of employees (including temporary staff)	ITALY		SPAIN	
	31/03/2010	31/03/2009	31/03/2010	31/03/2009
Managers	350	352	100	103
Journalists	351	373	119	116
Middle managers	834	852	75	75
Office workers	3,117	3,595	786	831
Industry workers	4	3	23	24
Total	**4,656**	**5,175**	**1,103**	**1,149**

Average workforce (including temporary staff)	ITALY		SPAIN	
	1st Quarter 2010	1st Quarter 2009	1st Quarter 2010	1st Quarter 2009
Managers	347	352	100	101
Journalists	349	374	119	117
Middle managers	833	852	74	77
Office workers	3,156	3,609	789	837
Industry workers	4	3	23	24
Total	**4,689**	**5,190**	**1,105**	**1,156**

Transactions with related parties

The transactions carried out with related parties cannot be classed as either atypical or unusual because they fall within the categories of the normal business activities of the Group companies. All these transactions are regulated at arm's length market conditions, taking into account the characteristics of the goods and services supplied. The detailed information regarding the Income Statement, Balance Sheet and financial impacts of the operations and transactions with parent, affiliated and jointly controlled enterprises and associated ones, including those asked for by the Consob Communication of 29 July 2006, are shown in the following explanatory note 15.

Events after 31 March 2010

With reference to the Trial 40382/05 (Mediatrade Proceedings), on **8 April 2010** the process was officially served upon all the parties being investigated regarding the request, by the Office of the Attorney General of the Republic, that the trail be held in the Court of Milan. In these proceedings Fedele Confalonieri, as Chairman of Mediaset, and Pier Silvio Berlusconi, as Chairman of RTI and Vice-Chairman of Mediaset are accused of grievous tax fraud. Currently, the amount of the disputed tax evaded is set at 8.2 million Euros.

On **14 April 2010** Gestevision Telecinco S.A. and Promotora de Informaciones S.A. (Prisa), jointly with "Mediaset S.p.A." and Sogecable, S.A.U. ("Sogecable"), following up on the agreement signed on 18 December 2009, signed the framework contract to establish the process, the timetable, the terms with which the parties will carry out the operation of integration into Telecinco of the unencrypted commercial television activities of Sogecable (Cuatro) and the acquisition by Telecinco of an equity investment of 22% of "DTS Distribuidora de Television Digital S.A." ("Digital+"), as well as agreements between the shareholders of Digital Plus and also some commercial agreements.

Specifically, Telecinco will carry out a Share Capital increase, against payment, for 500 million Euros with an option right. Prisa, for the contribution of its assets, will receive newly issued shares equivalent to 18.337% of the Share Capital of Telecinco and cash for 491.1 million Euros. At the end of these operations the controlling interest of the Mediaset Group in Telecinco will go down to about 41%.

The agreement is subject to certain conditions, which include, among other things, the obtaining of the pertinent regulatory and antitrust authorisations.



Foreseeable evolution of operations

In Italy there were positive signs of renewed dynamism in television advertising investments in the first quarter. On the basis of currently available evidence, the estimated rate of growth in television advertising sales for the first five months of the year should essentially be in line with that recorded in the first quarter, in other words over 5%.

Despite ongoing weaknesses in the economy, also in Spain, where there are new regulations governing the TV sector which should continue to favour particularly the first half of the year, we expect to see significant growth in Telecinco's advertising revenues.

As a result of these trends, the company confirms its expectation, over the full year and in the two geographic areas of reference, to see an increase in advertising revenues compared with 2009. The scale of the increase will depend on the evolution of the international, economical and financial situation which currently remains markedly unstable.

On the basis of the Group's results in the first quarter of the year, the targets of growth in advertising revenues and the aim to achieve break-even for the activities of Mediaset Premium in Italy, the company confirms the indication given at the end of last year that 2010 will see an increase in both consolidated net profit and cash generation compared with 2009.

For the Board of Directors

The Chairman

MEDIASET GROUP

Consolidated Financial Statements and Notes

MEDIASET GROUP

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(EUR million)

	Notes	31/3/2010	31/12/2009
ASSETS			
Non current assets			
Property, plant and equipment	5	496.1	504.2
Television and movie rights	5	2,560.9	2,598.0
Goodwill		512.1	512.1
Other intangible assets	5	449.2	452.9
Investments in associates	5	170.3	175.0
Other financial assets	6	112.2	58.9
Deferred tax assets		488.1	506.2
TOTAL NON CURRENT ASSETS		**4,788.9**	**4,807.3**
Current assets			
Inventories		68.5	74.9
Trade receivables		1,022.2	1,120.5
Other receivables and current assets		162.8	162.7
Tax receivables		5.7	12.9
Current financial assets	11	29.9	35.0
Cash and cash equivalents	11	124.7	100.0
TOTAL CURRENT ASSETS		**1,413.8**	**1,506.0**
Non current assets held for sale		**0.0**	**-**
TOTAL ASSETS		**6,202.7**	**6,313.3**

MEDIASET GROUP

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(EUR million)

	Notes	31/3/2010	31/12/2009
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	7	(416.7)	(416.7)
Other reserves	8	431.8	430.3
Valuation reserve	9	27.4	5.6
Retained earnings		1,422.7	1,150.7
Net profit for the period		92.9	272.4
Group Shareholders' Equity		**2,447.6**	**2,331.8**
Minority interests in net profit		30.5	32.8
Minority interests in share capital, reserves and retained earnings		183.8	173.7
Minority interests		**214.3**	**206.5**
TOTAL SHAREHOLDERS' EQUITY		**2,661.9**	**2,538.3**
Non current liabilities			
Post-employment benefit plans		100.4	100.4
Deferred tax liabilities		59.2	60.6
Financial liabilities and payables	11	1,054.7	828.6
Provisions for non current risks and charges	10	87.7	69.0
TOTAL NON CURRENT LIABILITIES		**1,302.0**	**1,058.6**
Current liabilities			
Financial payables	11	380.3	797.0
Trade and other payables		1,421.7	1,497.1
Provisions for current risks and charges	10	90.8	92.1
Current tax liabilities		45.6	2.5
Other financial liabilities	11	24.1	47.1
Other current liabilities		276.3	280.5
TOTAL CURRENT LIABILITIES		**2,238.8**	**2,716.4**
Liabilities related to non current assets held for sale		**0.0**	**-**
TOTAL LIABILITIES		**3,540.8**	**3,775.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,202.7**	**6,313.3**

MEDIASET GROUP

INTERIM CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	31/3/2010	31/3/2009
Revenues from sales of goods and services		1,110.7	943.8
Other revenues and income		8.7	8.6
TOTAL NET CONSOLIDATED REVENUES		**1,119.4**	**952.4**
Personnel expenses		129.3	128.9
Purchases, services, other costs		476.9	391.1
Amortisation, depreciation and write-downs		313.8	293.9
Impairment losses and reversal of impairment on fixed assets			
TOTAL COSTS		**919.9**	**814.0**
EBIT		**199.5**	**138.4**
Financial losses		(5.0)	(14.2)
Income/(expenses) from equity investments		(11.3)	(10.9)
EBT		**183.2**	**113.4**
Income taxes	12	59.8	36.3
NET PROFIT FROM CONTINUING OPERATIONS		**123.4**	**77.1**
Net Gains/(Losses) from discontinued operations		0.0	0.5
NET PROFIT FOR THE PERIOD		**123.4**	**77.6**
Attributable to:			
- Equity shareholders of the parent company		92.9	60.0
- Minority Interests		30.5	17.6
Earnings per share	13		
- Basic		0.08	0.05
- Diluted		0.08	0.05

MEDIASET GROUP

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(EUR million)

	Notes	31/03/2010	31/03/2009
PROFIT OR LOSS FOR THE PERIOD (A)		**123.4**	**77.6**
Changes in revaluation surplus		-	-
Changes arising from translating the financial statement of foreign operations		-	-
Gains and losses on available-for-sale financial assets		-	-
Effective portion of gains and losses on hedging instruments in a cash flow hedge	9	31.4	3.6
Actuarial gains and losses on defined benefit plans	9	(2.7)	1.7
Other gains and losses of associates valued by equity method	8	2.4	(6.7)
Other gains and losses		-	(1.1)
Tax effects relating to other gains and losses		(7.9)	-
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX EFFECTS (B)		**23.2**	**(2.6)**
TOTAL COMPREHENSIVE INCOME (A)+(B)		**146.6**	**75.0**
attributable to:			
- owners of the parent		115.2	59.7
- non controlling interests		31.4	15.3

MEDIASET GROUP

INTERIM CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	IQ 2010	IQ 2009
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	191.4	128.4
+ Depreciation and amortisation	313.8	261.0
+ Other provisions and non-cash movements	17.9	1.9
+ Equity investments evaluation result (net of gains/losses from sale operations)	11.3	10.9
+ Change in trade receivables	98.3	76.7
+ Change in trade payables	10.0	(14.7)
+ Change in other assets and liabilities	(29.0)	19.4
- Interests (paid)/received	0.4	(1.3)
- Income tax paid	-	-
Net cash flow from operating activities [A]	**614.1**	**482.2**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	0.7	0.8
Proceeds from the sale of equity investments	-	0.1
Interests (paid)/received	-	-
Purchases in television rights	(244.4)	(274.5)
Changes in advances for television rights	(0.5)	(0.1)
Purchases of other fixed assets	(15.0)	(19.9)
Equity investments	-	(1.0)
Changes in payables for investing activities	(85.4)	(52.8)
Proceeds/(Payments) for hedging derivatives	6.3	1.2
Changes in other financial assets	(14.1)	(2.3)
Loans to other companies (granted)/repaid	-	(3.3)
Dividends received	-	-
Business Combinations net of cash acquired	-	-
Changes in consolidation area	-	-
Net cash flow from investing activities [B]	**(352.5)**	**(351.8)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	
Change in treasury shares	-	(2.8)
Changes in financial liabilities	(205.9)	(50.6)
Dividends paid	(23.6)	-
Changes in other financial assets/liabilities	(1.3)	(7.1)
Interests (paid)/received	(6.1)	(11.4)
Net cash flow from financing activities [C]	**(236.9)**	**(71.9)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**24.7**	**58.6**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**100.0**	**139.6**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**124.7**	**198.2**

MEDIASET GROUP

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1/1/2009	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	459.0	(459.0)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	-	-	-	-	-
Stock Option plan valuation	-	-	-	-	0.4	-	-	0.4	0.1	0.5
(Purchase)/sale of treasury shares	-	-	(1.4)	-	-	-	-	(1.4)	(1.4)	(2.8)
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	-	-	-		-	-	(0.4)	(0.4)
Other changes	-	-	-	-		-	-	-	0.2	0.2
Comprehensive income/(loss)	-	-	(4.3)		4.0	-	60.0	59.7	15.3	75.0
Balance at 31/03/2009	**614.2**	**275.2**	**415.7**	**(416.7)**	**15.6**	**1,577.1**	**60.0**	**2,541.1**	**287.2**	**2,828.3**
Balance at 31/12/2009	**614.2**	**275.2**	**430.3**	**(416.7)**	**5.6**	**1,150.7**	**272.4**	**2,331.8**	**206.5**	**2,538.3**
Changes of accounting standards					0.4	(0.4)		-		-
Balance at 1/1/2010	**614.2**	**275.2**	**430.3**	**(416.7)**	**6.0**	**1,150.3**	**272.4**	**2,331.8**	**206.5**	**2,538.3**
Allocation of the parent company's 2009 net profit	-	-	-	-	-	272.4	(272.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	-	-	-	(23.6)	(23.6)
Stock Option plan valuation	-	-	-	-	0.6	-	-	0.6	-	0.6
(Purchase)/sale of treasury shares	-	-	-	-	-	-	-	-	-	-
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	-	-	-	-
Comprehensive income/(loss)	-	-	1.5	-	20.8	-	92.9	115.2	31.4	146.6
Balance at 31/03/2010	**614.2**	**275.2**	**431.8**	**(416.7)**	**27.4**	**1,422.7**	**92.9**	**2,447.6**	**214.3**	**2,661.9**



EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 31 MARCH 2010

1. Drafting criteria

In these Interim Consolidated Financial Statements, drawn up according to IAS 34 – Interim Financial Reporting, there were applied the same accounting standards and valuation criteria that were used in drafting the Yearly Consolidated Financial Statements at 31 December 2009, to which reference should be made, with the exception of some valuations and, specifically, those resulting from impairment tests aimed at ascertaining any losses in the values of fixed assets which, in the absence of any indicators, events and phenomena that would be such as to change the previous valuations, are generally made at the time of drawing up the Yearly Financial Statements, when all the information that is necessary, in order to be able to carry out this process in a complete and correct manner, is available.

The Income Taxes for the accounting period were calculated based on the best estimate of the weighted average tax rate, forecasted to be applicable, for the whole financial year.

The interim consolidated results of the Mediaset Group are impacted by seasonality, a characteristic feature of the trend of advertising revenues, which, traditionally, are always more heavily concentrated within the first part of the financial year.

The values of the items in the Consolidated Financial Statements, taking their large size into account, are shown in million Euros.

Lastly, it is highlighted that for the purposes of converting into Euros the figures, originally posted in USD, of some affiliated companies the following exchange rates have been used: 1.3479 spot rate at 31 March and 1.3829 average rate for the three months.

2. New Accounting Standards, interpretations and amendments applicable from 1 January 2010.

Here follows the main updates relating to the existing accounting standards or the new accounting standards coming into force strarting from the last year. Given the absence of relevant cases, the application of that new accounting standards and/or integrations have not produced any effects on the quarterly report, except for the one illustrated on the note 9 *Evaluation Reserves*.

IFRS 3R Business Combinations and IAS 27R Consolidated and separate Financial Statements

On 10 January 2008 the IASB issued the revised version of the IFRS 3 – Business Combinations and amended the IAS 27 – Consolidated and separate Financial Statements –. The changed reporting and accounting standards are obligatorily applicable in a tabular mode for the combinations of enterprises that are accounted for in financial statements relative to accounting periods that began on 1 July 2009, or that began after that date.

The Group has not opted to introduce the changed reporting and standards that will, therefore, be applied to accounting for the Business Combinations that take place after 1 January 2010.

The main reporting changes contained in the revised IFRS 3 regarding the accounting reporting for the Business Combinations are as follows:

The calculation of the goodwill, which only has to be made at the date of acquiring control and calculating the difference between the fair value of the payment transferred, i.e. increasing in a Business Combination that takes place in a number of stages of the fair value of the previously owned interests, and the net current value of the identifiable assets and liabilities, including any potential liabilities, acquired.

In the case of the acquisition of amounts of control that are less than 100% of the total equity investment, the amount of the interest belonging to minorities can be, alternatively, for each Business Combination, be valued at both the fair value with the corresponding posting of the goodwill, i.e. the Full goodwill method, and with the method, which was previously laid down by IFRS 3 that means the current pro-rata value of the acquired net assets belonging to minorities.

In the case of the acquisition of the control by stages, the elimination of the obligation to value the assets and the liabilities acquired at fair value at every successive acquisition. The acquirer must recalculate the fair value of the interest that was previously held and posting any eventual excess to the Income Statement.

The identification of the acquirer with reference to the definition of "control", which is understood as being "the power to govern the financial and managerial policies of an entity, with the purpose of obtaining benefits from its activities".

The posting to the Income Statement of the costs related to the business combination, i.e. the transaction costs, with the exception of those incurred in relation to the issues of debt securities or shares to be shown according to what is laid down by the IAS 32 and 39;

The showing of the date of acquisition at fair value of the liabilities for future payments subject to conditions, i.e. earn out. Any successive differences compared to the initial estimate must be shown in the Income Statement, unless they come from additional information that exists at the acquisition date. Unless they come from additional information that is in existence at the acquisition date and, in this case, they can be adjusted up to the period that runs for 12 months from the acquisition date.

Lastly, IAS 27R governs the changes in the equity investment owned in a subsidiary company, when they do not end in a loss of control, with the other side of the entry being posted to net equity. Previously, the Group in case of disposal of third party's stakes that don't envisage a lose of control, accounted on the income statement the difference between the book value of assets and liabilities sold and the sale price.

IAS 39 Financial Instruments: Recognition and Measurement – Instruments that qualify as being for coverage.

These changes to the IAS 39 were issued in August 2008 and are effective for accounting periods that start from 1 July 2009, or after that date. The change deals with the designation of the unilateral risks of a covered instrument and the designation of inflation as a covered risk, or a portion of the risk covered in certain specific situations. The change clarifies the fact that that

the entity has the faculty of designating a portion of the changes in the fair value, or of the changes in the cash flows of a financial instrument as a covered instrument

IAS 39 – Financial Instruments: Recognition and Measurement

The amendment restricts the exception of non-applicability contained in paragraph 2(g) of the IAS 39 regarding the forward contracts between a purchasing and selling shareholder for the purposes of the sale of an enterprise that has been ceded in a business combination at a future acquisition date, when the finalizing of the business combination does not depend on any further actions by one of the two parties, but only on the passage of a congruous time period. On the other hand the clears up the fact that there do fall within the applicability of the IAS 39 the option contracts, whether they are currently exercisable or not, that enable one of the two parties to have control when there do take place, or not, future events and the exercising of which would bring about the control of an enterprise.

IFRS 2 – Share-based Payments

The to this reporting standard was issued by the IASB in June 2008 and it clarifies the fact that the company that receives goods or services in the context of share-based payment plans must account for goods and services independently of which company of the group settles the transaction and also independently of the fact that the settlement takes place in cash or in shares. Furthermore, the amendment establishes that the term "group" is to be understood as having the same significance that it has in the IAS 27 – Consolidated and separate Financial Statements, which means that it includes the group parent and its subsidiaries. The amendment then specifies that a company must value the goods or services received in the context of a transaction that is settled with cash or shares from its own point of view that could not coincide with that of the group and with the relative amount recognized in the Consolidated Financial Statements.

The IASB has, furthermore, clarified that because the IFRS 3 has changed the definition of business combination, the conferment of a branch of a company in order to form a joint venture, or a business combination, or branches of companies with joint control do not fall within the context of the applicability of the IFRS 2.

IFRS 5 – Non-current Assets held for sale and Discontinued

The change that established that if an enterprise is involved in a ceding plan that brings about the loss of control of a company that it participates in, all the assets and liabilities of the subsidiary company must be reclassified among the assets held for sale, even if after the ceding the enterprise will still have a minority equity investment in the subsidiary company.

3. Adaptation of the Financial Statements of the previous accounting period

It is highlighted that in order to have a homogenous comparison of the accounting period being looked at, as already stated in the Report on Operations, in the Income Statement at 31 March 2009 there were reclassified into the Net Result from Discontinued Assets the financial contribution to the result for the accounting period of the assets sold last 30 June 2009



following the partnership operation between RTI and 21 Partners that brought about the exit from the consolidation area of the companies Medusa Cinema and Multicinema.

4. Main changes in the area of consolidation

During this first quarter there have been no changes in the area of consolidation compared to the situation at 31 December 2009.

It is highlighted that on 31 December 2009, with the relative impacts starting from 1 January 2010 the company Medusa Video S.r.l., previously totally owned by Medusa Film S.p.A., was merged by incorporation into its parent company Medusa Film S.p.A.

5. Tangible assets, intangible assets and equity investments

Details regarding investments in tv rights and other fixed assets is mentioned in the Directors' report on operations as a comment of cash flow statement. With reference to the other fixed assets, the main increases in the period, are relative to the purchases of tangible assets for 21.7 million Euros, of which 10.8 million Euros relative to the capitalisation of the work in progress on plants for digital transmission and television broadcasting and 1.3 million Euros mainly relative to the purchase of generic plant and equipment for the production of television programs. Furthermore, there were also completed plants for digital transmission and television broadcasting for 6.9 million Euros and building works on owned buildings for 0.6 million Euros.

The increases in the other intangible assets amounted to 2.7 million Euros, of which 1.5 million Euros to the capitalisation of work in progress for the implementation of new company IT systems. Furthermore, there were reclassified from the item intangible assets in progress and advances paid 0.9 million Euros, mainly relative to the development of company IT systems.

The decreases in tangible and intangible assets, with the exception of rights and goodwill, amounted to 40.7 million Euros included, as well as the amortisation and depreciation of 30.2 million Euros, disposals for 0.4 million Euros and the completion of assets previously posted to the item assets in progress and advances paid for 9.4 million Euros).

6. Other financial assets

The change for the period amounted to 53.3 million Euros and was mainly relative to the purchase by the subsidiary companies Mediaset Investment S.a.r.l. and Conecta 5 of amounts of the financial debt, i.e. "senior debt" from companies in the Endemol Group, which amounted to 30.2 million Euros, this price included a discount that was extremely large compared to the nominal value, and to the non-current amount of the fair value of financial derivatives held to cover the exchange risk for 20.7 million Euros. Because these are financial derivatives for coverage the other side of the posting of the change in the fair value is recognised directly in the Shareholders' equity, as a valuation reserve for financial instruments held to cover cash flows that is commented on in note 9 below.

7. Treasury shares

It is highlighted that during the first three months of 2010 there were no purchases or sales of treasury shares. At 31 March 2010 the treasury shares held by Mediaset S.p.A. amounted to 44,825,500 shares, for a value of 416.7 million Euros.

8. Legal Reserve and other reserves

	31/03/2010	31/12/2009
Legal reserve	122.8	122.8
Equity investment evaluation reserve	(33.6)	(33.7)
Consolidation reserve	(77.3)	(78.8)
Other reserves	419.9	419.9
Total	**431.8**	**430.3**

The change amounted to 1.5 million Euros for the Reserve from valuation at equity, an item that takes in, in the context of the valuation of the equity investments with the net equity method those components that are posted directly into the net equity of the participated company, is imputable to the change in the cash flow hedge reserves and to the exchange rate conversions posted to the net equity of the participated company Edam Acquisition Holding I Cooperatief U.A. for the amount held by the Group in this participation.

9. Valuation reserves

	31/03/2010	31/12/2009
Cash flow hedge reserve	18.0	(5.1)
Stock option plans	16.4	15.8
Actuarial Gains/(Losses)	(7.0)	(5.1)
Total	**27.4**	**5.6**

The following table shows the movements that took place during the period:

Valuation reserves	Balance at 1/1/2010	Changes in the consolidation area	Increase/ (Decrease)	Through Profit and Loss Account	Opening balance adjustments of the hedged	Fair Value adjustments	Deferred tax effect	Balance at 31/03/2010
Financial assets for cash flow hedging purpose	(5.1)	0.4	0.5	(0.1)	(1.8)	32.7	(8.6)	18.0
Stock option plans	15.8		0.6	-	-	-	-	16.4
Actuarial Gains/(Losses) on defined benefit plans	(5.1)		(2.7)	-	-	-	0.7	(7.0)
Total	**5.6**	**0.4**	**(1.6)**	**(0.1)**	**(1.8)**	**32.7**	**(7.9)**	**27.4**

The ***Valuation Reserve for financial instruments held to cover the cash flows*** is set up within the context of the valuation of qualified financial derivatives for exchange and interest rate coverage.

With reference to the financial instruments held to manage the interest rate risk it is highlighted that the item Other movements refers to the impacts arising following the recalculation at 1 January 2010 of the value of this reserve in application of the changes to the IAS 39, in force starting from the accounting periods beginning from 1 July 2009 or afterwards, relative to the technical methodologies of the recognition and posting of the effective part of the change in value of the coverage instrument.

Furthermore, the changes that took place in the period, amounted to – 0.7 million Euros, refer mainly to the change in the fair value of collar financial derivatives relative to contracts stipulated to cover financial liabilities.

The changes in the valuation reserves for the financial instruments held to cover the exchange risk refers for –1.8 million Euros to the adjustment of the initially posted value of the television rights acquired during the period and for 33.4 million Euros to changes in the fair value.

The ***Reserve for Stock Option Plans*** takes in the other side of the entry for the amounts of cost accrued at 31 March 2010, calculated pursuant to the IFRS 2, for the three-year Stock Option Plans assigned and exercisable by Mediaset in the fiscal years 2005 2007, 2008 and 2009 and for the amount belonging to the Group, for the plans assigned by the subsidiary company Telecinco in the fiscal years 2005, 2006, 2007, 2008 and 2009. The change for the period amounted to 0.6 million Euros and refers to the amount of the cost accrued at 31 March 2010 belonging to the Group.

The Valuation Reserve for actuarial profits and losses takes in the actuarial components relative to the valuation of definitive benefit plans, posted directly to net equity.

10. Risks Funds

In the change of this item totally amounting to 17.4 million Euros there is included the provision for 10.3 million Euros made to prudently reflect the risks of a taxation nature and the wholesale purchases and sales operations of goods that have been made starting from the second half of 2009 by the subsidiary company Media Shopping S.p.A.

11. Net Financial Position

Below there is given the breakdown of the Consolidated Net Financial Position as asked for by the Consob communication number 6064293 of 28 July 2006 showing the current and non-current net financial debt of the Group.

For the analysis of the changes in the Net Financial Position that took place in the period reference should be made to the Interim Report on Operations in the section that comments on the Balance Sheet and Financial structures of the Group.

	31/03/2010	31/12/2009
Cash in hand and cash equivalents	0.1	0.1
Bank and postal deposits	124.6	99.9
Securities and other current financial assets	0.6	0.9
Total liquidity	**125.3**	**100.9**
Financial receivables from affiliated companies	4.3	4.5
Current financial receivables	11.2	9.4
Total current financial receivables	**15.5**	**13.9**
Due to banks	(380.3)	(796.9)
Other financial liabilities	(15.7)	(37.2)
Financial liabilities due to affiliated companies and joint ventures	(8.0)	(4.7)
Current financial debt	**(404.0)**	**(838.8)**
Current Net Financial Position	**(263.1)**	**(724.0)**
Due to banks	(748.7)	(823.0)
Bond issued	(298.4)	-
Payables and other non current financial liabilities	(5.8)	(5.0)
Non current financial debt	**(1,052.8)**	**(828.0)**
Net Financial Position	**(1,316.0)**	**(1,552.0)**

The item **Current Financial Receivables** mainly includes government contributions as per the Law 1.213 of 4/11/65 changed with the Law number 153 of 1/3/1994 obtained for the cinema productions carried out by Medusa Film S.p.A., resolved upon by the competent entities but not yet paid out for a total of 9.9 million Euros

The item **Current Financial Payables and Liabilities**, refers mainly to payables to factoring companies for 11.0 million Euros, to 0.4 million Euros to financial derivatives to cover the exchange rate risk and to 3.9 million Euros to the current part of the fair value of the financial derivatives to cover the interest rate risk of financial liabilities.

The item **Non-current Financial Payables and Liabilities** refers for 2.9 million Euros to loans to cover cinema development, distribution and production and for 0.6 million Euros to loans received from the subsidiary Telecinco S.A. and to the non-current part of the fair value of the financial derivatives held to cover the interest rate risk for 2.2 million Euros.

The item **Financial Receivables/Payables from and to affiliated and jointly controlled enterprises** refers mainly to current account relationships managed on behalf of these companies by the Group Parent Mediaset S.p.A. and by the subsidiary Telecinco S.A. to its affiliated and jointly controlled enterprises.

The change in the item **Payables to banks (non-current)** is relative to:

- a reimbursement of 120.0 million Euros;
- the reclassification in the item Payables to banks (current) for 14.3 million Euros of the amount falling due within the year of the loan stipulated with Intesa S.Paolo, formerly S.Paolo – IMI;
- the stipulation of new loans for a notional amount of 75.0 million Euros exploiting to date 30.0 million Euros;
- a higher usage amounting to 30.4 million Euros of the medium/long term credit lines of the subsidiary Gestevision Telecinco S.A.

The change in the item **Payables to banks (current)**, is the result of:

- the reclassification coming from the item Payables to banks (non-current);
- the reimbursements for loans and for the amounts falling due of the medium/long term loans for a total of 64.3 million Euros;
- the lesser usage of the credit lines for a total of 363.0 million Euros.

As already shown in the Financial Statements at 31 December 2009, the existing loans and credit lines are subject to financial covenants on a consolidated basis which, if not respected, would bring about the reimbursement of the part used. Until now al these requisites have been respected.

The item **Bonds Issued** refers to the issue of a 7 year bond for an overall nominal value of 300.0 million Euros by Mediaset S.p.A. on 1 February 2010, posted to the Financial Statements using the amortised cost method based on an internal yield rate of 5.23%. The terms and conditions of this bond issue are commented on in the paragraph called Significant events and operations in the first quarter contained in the Report on Operations.

12. Taxes for the period

	1Q 2010	1Q 2009
Current tax expenses (IRES and IRAP)	49.1	33.0
Current tax expenses (foreign companies)	2.2	5.4
Deferred tax expense	8.5	(2.1)
Total	**59.8**	**36.3**

13. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	1Q 2010	1Q 2009
Net profit for the period (millions of euro)	**92.9**	**60.0**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,402,064
Basic EPS	**0.08**	**0.05**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,402,064
Diluted EPS	**0.08**	**0.05**

The earnings per share are calculated by dividing the Group's net profit by the weighted average number of the shares in circulation during the period, net of treasury shares. The diluted earnings per share is determined by taking into account in the calculation the number of shares in circulation and the potential diluting impact of the assignment of treasury shares to the beneficiaries of stock option plans already matured.

14. Segment information

Below there is given the information asked for by IFRS 8 for the operational segments identified on the basis of the current organisational structure and the internal management reporting of the Group.

The main operational segments of the Group, as already shown in the analysis of the results given in the Interim Report on Operations, coincides with the geographical areas, currently Italy and Spain, identified based on the localising of the activities and within which there is carried out a further segmentation to monitor the operating performances of the activity areas within these areas, identified based on their respective economic characteristics, i.e. the nature of the products/processes and their final reference markets. It is highlighted that relative to the Spanish area, which coincides with the Telecinco Group, there are not currently identified any relevant operational segments that are different from the television core business, which therefore coincides with this entity.

Following the nature of this segmentation, for the geographical areas there are supplied the information and reconciliations asked for by IFRS 8 relative to profits or losses, assets and liabilities that can be extrapolated from the two sub-consolidations specifically prepared at that level, while for the operational segments identified in Italy the information is supplied with reference to the financial results and the "operational" activities that are directly imputable to it.

Geographical sectors

In the following tables there are shown the key Income Statement/Balance Sheet data linked to the two geographical activity areas of Italy and Spain at 31 March 2010 and 2009, respectively.

These tables have been obtained by processing specific sub-consolidations, within which the posted book value of the equity investments, owned by companies belonging to a segment, in companies held in another segment are kept at their respective acquisition costs and washed out at the time of consolidation. Similarly, in the Income Statement of the segment, charges and incomes, relative to any dividends received from such equity investments, are shown in the item *Result from other equity investments*

Specifically, the data relative to the inter-segment assets regarding the washing out of the equity investments, posted among the assets of the Italian geographic segment, in Gestevision Telecinco (50.5%) and Mediacinco, which is held for 25% and already consolidated on a line-by-line basis in the Spain geographical segment, because 75% of it is held by Telecinco, and the loan given by Mediaset Investment S.a.r.l. to Mediacinco, amounting at 31 March 2010 to 60.2 million Euros.

The costs of a non-monetary nature refer to the provisions posted for risks and charges and to the costs for stock option plans.

31st March 2010	**ITALY**	**SPAIN**	**Eliminations**	**MEDIASET GROUP**
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	907.5	212.0	-	1,119.4
Inter-segment revenues	0.4	-	(0.4)	-
Consolidated net revenues	**907.9**	**212.0**	**(0.4)**	**1,119.4**
%	81%	19%		100%
EBIT	**123.4**	**76.1**	-	**199.5**
%	62%	38%		100%
Financial income/(losses)	(6.7)	1.6	-	(5.0)
Income/(expenses) from equity investments valued with the equity method	4.2	(11.3)		(7.1)
Income/(expenses) from other equity investments	20.4	-	(24.6)	(4.2)
EBT	**141.3**	**66.4**	**(24.6)**	**183.2**
Income taxes	(49.8)	(10.0)	-	(59.8)
NET PROFIT FROM CONTINUING OPERATIONS	**91.5**	**56.4**	**(24.6)**	**123.4**
Net Gains/(Losses) from discontinued operations	-	-	-	-
NET PROFIT FOR THE PERIOD	**91.5**	**56.4**	**(24.6)**	**123.4**
Attributable to:				
- Equity shareholders of the parent company	89.7	58.9	(55.7)	92.9
- Minority Interests	1.8	(2.4)	31.1	30.5
OTHER INFORMATION				
Assets	5,781.0	769.6	(348.0)	6,202.7
Liabilities	3,135.0	467.7	(62.0)	3,540.8
Investments in tangible and intangible non current assets	202.1	57.8	-	260.0
Amortization	277.2	36.5	-	313.8
Impairment losses	-	-	-	-
Other non monetary expenses	21.5	(8.0)	-	13.5

(*)Inclusive of the change in the item *advances paid for the acquisition of rights*



31st March 2009	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	792.7	159.7	-	952.4
Inter-segment revenues	0.3	-	(0.3)	-
Consolidated net revenues	**793.0**	**159.7**	**(0.3)**	**952.4**
%	83%	17%		100%
EBIT	**94.8**	**43.7**	-	**138.4**
Financial income/(losses)	(14.2)	-	-	(14.2)
Income/(expenses) from equity investments valued with the equity method	0.7	(11.6)	-	(10.9)
Income/(expenses) from other equity investments	-	-	-	-
EBT	**81.3**	**32.1**	-	**113.4**
Income taxes	(31.1)	(5.2)	-	(36.3)
NET PROFIT FROM CONTINUING OPERATIONS	**50.2**	**26.9**	-	**77.1**
Net Gains/(Losses) from discontinued operations	0.5	-	-	0.5
NET PROFIT FOR THE PERIOD	**50.7**	**26.9**	-	**77.6**
Attributable to:				
- Equity shareholders of the parent company	47.4	29.3	(16.7)	60.0
- Minority Interests	3.3	(2.3)	16.7	17.6
OTHER INFORMATION				
Assets	5,784.8	867.1	(347.9)	6,303.9
Liabilities	3,149.4	387.9	(61.7)	3,475.6
Investments in tangible and intangible non current assets (*)	241.3	57.1	-	298.3
Amortization	251.9	42.5	-	294.5
Impairment losses	-	-	-	-
Other non monetary expenses	3.0	(9.5)	-	(6.6)

(*)Inclusive of the change in the item *advances paid for the acquisition of rights*

Italy: Activity Segments

31st March 2010	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	604.7	16.6	214.7	71.8		907.9
Inter-segment revenues	0.7	34.2	-	37.8	(72.7)	(0.0)
Consolidated net revenues	**605.4**	**50.8**	**214.7**	**109.6**	**(72.7)**	**907.9**
%	67%	6%	24%	12%	-8%	100%
EBIT	**133.0**	**0.5**	**(8.9)**	**4.6**	**(5.7)**	**123.4**
Television rights	1,855.7	-	605.1	142.4	(237.6)	2,365.6
Other tangible and intangible non current assets	243.7	532.2	12.3	87.2	-	875.3
Goodwill	2.7	6.2	-	140.4	-	149.3
Trade receivables	909.0	35.4	68.9	88.6	-	1,101.8
Inventories	35.5	3.0	17.1	12.9	-	68.5
Operating assets	**3,046.5**	**576.7**	**703.4**	**471.5**	**(237.6)**	**4,560.5**
Investments in television rights (*)	155.6	-	34.4	31.9	(31.3)	190.6
Other investments	4.8	9.0	0.6	0.2	-	14.6
Investments in tangible and intangible assets	**160.4**	**9.0**	**35.0**	**32.1**	**(31.3)**	**205.2**

(*)Not inclusive of the change in the item *advances paid for the acquisition of rights*.

31st March 2009	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	574.7	27.2	138.9	52.2		793.0
Inter-segment revenues	-	31.5	-	56.0	(87.5)	-
Consolidated net revenues	**574.7**	**58.8**	**138.9**	**108.2**	**(87.5)**	**793.0**
%	71%	7%	17%	15%	-11%	100%
EBIT	**94.3**	**12.8**	**(14.0)**	**18.0**	**(16.3)**	**94.8**
Television rights	1,924.4	-	435.3	135.4	(226.3)	2,268.8
Other tangible and intangible non current assets	305.8	510.5	11.4	97.2	-	924.9
Goodwill	2.7	6.2	-	141.3	-	150.2
Trade receivables	809.6	55.4	54.6	74.8	-	994.4
Inventories	25.7	3.0	7.3	8.5	-	44.5
Operating assets	**3,068.2**	**575.1**	**508.6**	**457.2**	**(226.3)**	**4,382.7**
Investments in television rights (*)	183.9	-	53.3	25.4	(45.8)	216.8
Other investments	8.8	13.7	0.4	0.2	-	23.2
Investments in tangible and intangible assets	**192.7**	**13.7**	**53.7**	**25.6**	**(45.8)**	**240.0**

(*)Not inclusive of the change in the item *advances paid for the acquisition of rights*.



15. Transactions with related parties

The Group carries out transactions with the parent company and its associated companies, with jointly controlled companies and affiliated enterprises that are all regulated at normal arm's length market conditions.

In the following summary table there are given, for the main Income Statement/Balance Sheet groupings, the details relative to each company that is the counterpart of these transactions:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	2.0	1.5	0.1	0.0	1.5	-
Associated companies						
A.C. Milan S.p.A.	0.6	12.3	-	0.0	0.1	-
Alba Servizi Aerotrasporti S.p.A.	0.1	1.0	-	0.0	1.0	-
Arnoldo Mondadori Editore S.p.A.	4.0	0.1	-	5.5	-	-
Banca Mediolanum S.p.A.	0.5	0.0	-	1.5	-	-
Il Teatro Manzoni S.p.A.	0.1	0.0	-	0.0	0.5	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	2.5	-	-	-	2.5	-
Altre Società Consociate	5.0	1.2	0.0	2.7	1.0	-
Total parent company and associated	**14.8**	**17.8**	**0.1**	**9.7**	**6.5**	**-**
Joint control companies						
Boing S.p.A.	1.5	4.8	(5.2)	1.4	3.2	(0.0)
Fascino Produzione e Gestione Teatro S.r.l.	-	8.3	(3.3)	-	9.9	(0.0)
MediaVivere S.r.l.	0.3	3.0	-	0.2	15.7	-
Tivù S.r.l	1.4	0.7	-	1.2	0.5	-
Mediamond S.p.A.	0.6	0.0	-	0.5	0.0	-
Affiliated companies						
Aprok Imagen S.L.	-	0.0	-	-	-	-
Ares Film S.r.l.	-	2.7	-	0.6	-	-
Auditel S.r.l.	-	-	-	-	1.5	-
Beigua S.r.l.	-	-	-	-	-	-
BigBang Media S.L.	0.1	1.5	-	-	1.4	-
Campus Multimedia In-Formazione	0.0	0.0	-	0.1	0.1	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
Capitolosette S.r.l.	2.2	0.5	0.7	2.0	0.1	0.0
La Fabrica De La Tele S.L.	0.1	5.1	-	0.0	7.9	-
Nessma S.A.	0.0	-	1.0	-	-	-
Pegaso Television Inc.	1.9	-	3.6	1.0	-	0.0
Premiere Megaplex S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	-	1.9	-	-	3.3	-
Publieci Television S.A.	0.0	-	-	-	-	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	0.0	-	-	1.2	-
Total joint control and affiliates	**8.0**	**28.6**	**(3.2)**	**7.0**	**44.9**	**0.0**
Other related parties	**-**	**0.2**	**-**	**-**	**0.3**	**-**
TOTAL	**22.8**	**46.6**	**(3.1)**	**16.7**	**51.8**	**0.0**

The revenues and the trade receivables from companies belonging to the Fininvest Group and the Mediolanum Group are mainly relative to the sales of television advertising space. The costs and the relative trade payables mainly refer to the purchase of television productions.

It is highlighted that the transactions with the affiliated companies Capitolosette S.r.l., Nessma S.A. and Pegaso Television Inc., also include the transactions with these companies' subsidiaries.

The transactions contained in the item *other related parties* mainly refer to consultancy relationships with companies that are headed by Directors of Fininvest S.p.A.

The main impacts on the consolidated cash flows generated by transactions with related parties are mainly relative to outflows to the company Milan A.C, to cover the acquisition of rights, for 12.1 million Euros.



16. Personal guarantees given and commitments

With reference to the personal guarantees given and the commitments in existence at 31 March 2010 no significant changes have taken place, compared to those that were shown at 31 December 2009.

17. Transactions arising from atypical and/or unusual operations

Pursuant to the Consob Communication of 28 July 2006 number DEM 6064296, it is underlined that during the first nine months of 2009 the Group has not put in place any atypical and/or unusual operations, as the same are defined by the said Communication.

The Executive responsible for drawing up the company accounting documents of Mediaset S.p.A., Andrea Goretti, hereby declares, pursuant to paragraph 2, article 154-bis, of the Consolidated Finance Act (Testo Unico della Finanza) that the accounting information contained in this document corresponds to that contained in the relative company documents, books and accounting postings.

For the Board of Directors

The Chairman



12g3-2(b)

PRESS RELEASE

MEDIASET S.P.A.: QUARTERLY REPORT TO MARCH 31, 2010

Mediaset S.p.A. would like to inform you that the management Report on performance in the first quarter of fiscal 2010 was published today. The Report is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2010/bilanci_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, May 14, 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor